SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2015

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from     ____________________ to _______________________________

Commission file number: 1-4850

A. Full title of plan and the address of the plan, if different from that of the issuer named below: Computer Sciences Corporation Matched Asset Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Computer Sciences Corporation
1775 Tysons Boulevard
Tysons, Virginia 22102

Computer Sciences Corporation Matched Asset Plan

TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015:

Statements of Net Assets Available for Benefits	4
Statement of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:
Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year)	S-1
Form 5500, Schedule H, Part IV, Line 4a -- Schedule of Delinquent Participant Contributions	S-40

Exhibits 23.1: Consent of Independent Registered Public Accounting Firm

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Computer Sciences Corporation Employee Benefits Fiduciary Committee and Participants of
Computer Sciences Corporation Matched Asset Plan
Falls Church, Virginia

We have audited the accompanying statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) at December 31, 2015 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules (Schedule of Assets [Held at End of Year] at December 31, 2015 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2015) is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Johnson Lambert LLP
Falls Church, Virginia
July 8, 2016

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
ASSETS:
Total participant-directed investments - at fair value	$2,546,530,814	$3,809,250,078

Receivables:
Employer Contribution Receivable	20,241,123	44,555,643
Notes receivable from participants	24,565,683	46,135,798
Accrued investment income	2,350,895	3,155,199
Unsettled trade receivables	1,898,351	34,054,372
Total receivables	49,056,052	127,901,012
Total assets	2,595,586,866	3,937,151,090

LIABILITIES:
Accrued expenses	1,947,104	1,074,787
Unsettled trade payables	19,995,022	47,541,164
Total liabilities	21,942,126	48,615,951

NET ASSETS AVAILABLE FOR BENEFITS - at fair value	2,573,644,740	3,888,535,139

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(2,548)	(71,969)

NET ASSETS AVAILABLE FOR BENEFITS	$2,573,642,192	$3,888,463,170

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

2015
INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(37,012,318)
Dividends	62,210,514
Interest	6,093,591
Net investment gain	31,291,787

ADDITIONS:
Participant contributions	164,867,345
Employer contributions	29,183,615
Participant rollovers	12,835,070
Interest income on notes receivable from participants	1,575,859
Total additions	208,461,889

DEDUCTIONS:
Distributions to participants	528,481,032
Administrative expenses	2,892,323
Total deductions	531,373,355

DECREASE IN NET ASSETS AVAILABLE FOR
BENEFITS BEFORE PLAN TRANSFERS	(291,619,679)

Transfer to other plan	(1,023,201,299)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,888,463,170
End of year	$2,573,642,192

See notes to financial statements.

COMPUTER SCIENCES CORPORATION MATCHED ASSET PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1 -- Description of the Plan

The following brief description of the Computer Sciences Corporation Matched Asset Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships over which Computer Sciences Corporation exercises control and that participate in the Plan are hereafter collectively referred to as “CSC” or “the Company.”
The Plan is a defined contribution plan adopted by the action of the Board of Directors of CSC taken on November 3, 1986, and constituted an amendment and restatement of the Employee Stock Purchase Plan (“the Prior Plan”).
The Plan is a continuation of the Prior Plan and is qualified under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the CSC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
Effective April 1, 2015, the Plan was updated to incorporate several changes which included an updated investment menu line-up with white-labeled options, a restriction of future contributions to the CSC stock fund of 10% of eligible compensation, and a change in the default investment option to the Target Series fund by age.
Effective July 1, 2015, a self-directed brokerage account option was offered to plan participants.
Separation of CSRA - On November 27, 2015, the Company completed the previously announced separation of the Company's U.S. public sector business and merger with SRA International to form a new publicly traded Company: CSRA Inc. (CSRA) (the Separation). Under the terms of the Separation agreements, on November 27, 2015, stockholders who held CSC common stock at the close of business on November 18, 2015 (the Record Date), received a distribution of one CSRA common share for every one share of CSC common stock held as of the Record Date. CSRA is now an independent public company trading under the symbol "CSRA" on the New York Stock Exchange.
Interest in the CSC Sponsored Trust - Through November 2, 2015 the Plan assets were held in The Bank of New York in a master trust. As part of the Separation, CSC assigned the trust to CSRA Inc. and transferred all assets associated with the CSC employees into a newly formed master trust sponsored by the Company.  The Bank of New York serves as trustee, agent, and custodian of the Plan for purposes of investment of the assets of the trust.

At December 31, 2015 and 2014, the Plan’s interest in the assets of the trust in which its asset were held was approximately 99% and 57%, respectively.  Investment income and administrative expenses relating to each discretionary or directed fund are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund.  Accordingly, the Plan reports its investment in the trust account based on an allocation of individual investments of the trust account.
Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a participating employer, and who receives a stated compensation in respect of employment on the United States of America (U.S.) payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.
Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. Effective October 1, 2002, under the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"), the Plan permits participants age 50 and over to make additional “catch-up” contributions in excess of the statutory limit. The catch-up provision provided these participants the opportunity to contribute up to an additional $6,000 on a pre-tax basis in 2015.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts. Due to the Separation the CSRA employees are not eligible for matching contributions in 2015.
Effective January 1, 2014, the Plan switched to an annual posting of Company match for all participants that are in the standard match. The match earned during the year is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re, and service contract employees.
Participants should refer to the Plan document for more information about the aforementioned groups.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan. The Plan currently offers the 21 investment options listed below.
The T. Rowe Price Stable Value Common Trust Fund is frozen to new participants and to new contributions. These investment options are made up of various investments as determined by the investment manager.
Commingled investment funds listed as one fund on Form 5500, Schedule H, Line 4i:

•	MCM International Country World Index EX US issued by Bank of New York Mellon (EB DL ACWI)

•	PIMCO All Asset All Authority Fund ( REGULATED)

•	Mellon EB Daily Liquidity Stock Index Fund issued by BNYM

•	MCM Daily Liquidity Completion Fund issued by BNYM (EB Daily Liquidity Market Completion Fund)

•	Pyramis Select Global Equity Commingled Funds

•	GMO Benchmark - Free Allocation Series Fund (US REGISTERED)

•	Blackrock Global Allocation Collective Fund

•	Money Market Fund issued by State Street Global Advisor ("SSgA")

•	Mellon TIPS Index Fund issued by BYNM (EB Daily Liquidity Non-SL)

•	Target Series Retirement Fund issued by SSgA (Target Retirement Income

•	Target Series Retirement 2015 Fund issued by SSgA (Target Retirement 2015 SL)

•	Target Series Retirement 2020 Fund issued by SSgA (Target Retirement 2020 SL)

•	Target Series Retirement 2025 Fund issued by SSgA (Target Retirement 2025 SL)

•	Target Series Retirement 2030 Fund issued by SSgA (Target Retirement 2030 SL)

•	Target Series Retirement 2035 Fund issued by SSgA (Target Retirement 2035 SL)

•	Target Series Retirement 2040 Fund issued by SSgA (Target Retirement 2040 SL)

•	Target Series Retirement 2045 Fund issued by SSgA (Target Retirement 2045 SL)

•	Target Series Retirement 2050 Fund issued by SSgA (Target Retirement 2050 SL)

•	Target Series Retirement 2055 Fund issued by SSgA (Target Retirement 2055)

•	Target Series Retirement 2060 Fund issued by SSgA (Target Retirement 2060)

•	T Rowe Price Stable Value Common Trust Fund

Separately managed investment funds for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:

•	CSC Stock Fund (Computer Sciences Corporation Common Stock)

•	BlackRock Core Bond Portfolio (Bond Option)
• Epoch Global Equity (Strategic Equity Option)

The individual investments of the above listed separately managed funds are listed in the Form 5500, Schedule H, Line 4i Schedule of Assets with the following descriptions:

•	Corporate Bonds

•	U.S. Government Agencies

•	U.S. Treasuries

•	State and Local Obligations

•	Agency Mortgage Backed Securities

•	Asset and Other Mortgage Backed Securities

•	Non U.S. Government

•	Common Stock

•	Self Directed Brokerage

The investment return, gains and losses, in the respective funds fluctuates on a daily basis within a participant's account due to changes in the net asset values (NAVs).
Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.
The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. For a few selected groups of participants, vesting in his or her Matching Contributions Account, as defined, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability, or death.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, as defined, or upon withdrawal from the Plan. Such forfeitures during 2015 amounted to $3,424,976 . Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $2,386,649 at December 31, 2015 and $4,192,228 at December 31, 2014. In 2015, employer contributions attributable to the year ended December 31, 2014 were reduced by $4,192,228. The Plan also paid administrative expenses of $0, restored forfeitures of $30,908 and transfered $1,007,419 of forfeitures to CSRA, Inc. due to the spin off during the year ended December 31, 2015.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon age of the participant, the number of years of service completed by the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by CSC (the Plan sponsor), as provided by the Plan. Effective June 30, 2011, a $3.20 monthly administration fee is applied to accounts of terminated participants. Plan participants also incurred quarterly advisory fees totaling $2.87 during calendar year 2015.

Note 2 -- Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments including short-term investment funds ("STIF"), fixed income securities, commingled funds, a stable value fund, Company stock, and certain derivative instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
The Plan also invests in securities of international companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.
Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5). Investments in the STIF are stated at amortized cost which approximates fair value. Fixed income securities including U.S. Treasuries, U.S. government agencies fixed income securities, corporate bonds, mortgage backed, asset backed and other fixed income securities are generally valued using model-based pricing methods that use observable market data as inputs. Investments in commingled funds are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common stocks are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year. Derivatives are stated at fair value (see Note 8).
The Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the "Fund"), which is frozen to new participants and to new contributions. The Fund is stated at the fair value of the underlying investments and then adjusted to contract value for the purposes of the statements of net assets available for benefits. Contract value represents contributions made to the Fund plus earnings, less participants withdrawals. Fair value of the Fund is generally determined by discounting the scheduled future payments required under the contract using an interpolated market discount rate for contracts with maturities comparable to the average remaining life of the contract being valued. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund's constant NAV of $1 per unit. The Fund invests principally in Guaranteed Investment Contracts (GICs) issued by insurance companies; Bank Investment Contracts (BICs) issued by banks; Synthetic Investment Contracts (SICs) issued by banks, insurance companies and other issuers, as well as the securities supporting such SICs; separate account contracts (SACs); and other similar instruments which are intended to maintain a constant NAV.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Specifically, any event outside the normal operation of the trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of circumstances that may affect the the Fund's ability to transact at contract value include, partial or complete legal termination of the trust or a unit holder, tax disqualification of the trust or a unit holder and certain trust amendments if the issuer's consent is not obtained. As of December 31, 2015, the occurrence of an event outside the normal operation of the trust that would cause a withdrawal from an investment contract is not considered to be probable.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $2,902,807 and $9,070,441 at December 31, 2015 and 2014, respectively.
Standards Issued But Not Yet Effective - In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. The Committee is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

In July 2015, the FASB issued ASU No. 2015-12, "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient." Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with retrospective application to all periods presented. The impact from this guidance on the Plan's financial statements and footnotes is currently being evaluated.

Note 3 -- Tax Status

The Internal Revenue Service has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code.
The Plan administrator and tax counsel believe that although the Plan was amended effective April 1, 2015 and that amendment was not considered in the most recent determination letter, the Plan is currently designed and being operated in compliance with applicable requirements of the Code and the Plan continues to be tax-exempt. As such, no provision for income taxes has been included in the Plan's financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan is subject to routine audits by taxing jurisdictions, and is currently not under an IRS audit.

Note 4 -- Investment Funds

Subject to rules the Committee may from time to time adopt, each participant has the right to designate one or more funds established by the Committee for the investment of his or her compensation deferral contributions, in increments of 1%. After an initial election has been made, a participant may designate a different fund or funds into which future compensation deferral contributions shall be invested as of the next possible pay date once per calendar month. In addition, a participant may elect to redesignate twice per month any amounts in his or her account as of the current or next business day of any month (depending on when the election is made) to be invested in a different fund. These elections may be made by giving such advance notice as may be required by the Plan administrator.
The following table represents the Plan's investments (including the underlying investments of the separately managed funds) that each exceeded 5% of the Plan's net assets available for benefits, as of December 31, 2015 and 2014:

Description of Issue	2015	2014

SSgA Money Market Fund	$195,399,149	$257,887,733
Commingled Funds:
Mellon Bank Daily Liquidity Stock Index Fund (1)	287,180,148	609,383,784
Mellon Bank EB Daily Market Completion Fund (1)	—	350,507,958
Mellon Bank EB Daily Liquidity All Country World Index Fund(1)	319,792,147	—
Frank Russell Equity #1 Fund	—	243,478,211
CSC common stock (1)	188,279,415	529,184,325
CSRA common stock	198,149,310	—
Balanced Commingled Funds:
SSgA Target Retirement 2020	149,449,854	228,298,615
SSgA Target Retirement 2025	163,806,706	223,485,526

(1) Represents a party-in-interest to the Plan.
The Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) appreciated/(depreciated) in value during the year ended December 31, 2015 as follows:

2015

Interest in commingled funds	$(50,999,865)
CSC common stock	(19,056,481)
CSRA common stock	29,391,023
International equities	8,739,477
Bonds and debentures	(5,074,521)
Other	(11,951)

Net depreciation in fair value of investments	$(37,012,318)

Note 5 -- Fair Value Measurements

In accordance with GAAP, the Plan classifies investments into three levels based on valuation inputs used to determine fair value. Level 1 refers to securities valued using quoted prices from active markets for identical assets; Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available, or securities for which model-derived valuations have inputs that are observable or have significant value drivers that are observable; and Level 3 refers to securities valued based on significant unobservable inputs. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Cash and cash equivalents are primarily short-term investment funds that are categorized as Level 2 and are stated at amortized cost which approximates fair value.
Fixed income securities are generally categorized as Level 2. These investments are generally valued using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The following table provides examples of inputs that are commonly relevant for valuing particular classes of fixed income securities in which the Plan invests. However, these classifications are not exclusive, and any of the inputs may be used to value any other class of fixed income security.

Fixed income class	Examples of standard inputs

All
Trade execution data, live trading levels, cash flows, bids, offers, quotes, spreads, indices, Treasury curves, observed market movements, volatility, specific terms and conditions (collectively referred to as “standard inputs”)

Corporate bonds	Standard inputs and events affecting market sectors and individual issuer credit worthiness

U.S. Treasuries, U.S. government agencies, state and local obligations, non-U.S. government securities	Standard inputs

Mortgage backed securities, asset backed securities	Standard inputs, prepayment speeds, actual pool, and collateral information

U.S. and global equity securities in separately managed funds are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price. Equity securities in commingled funds are categorized as Level 2 based on the NAV.
Derivative instruments are generally valued using model based pricing methods with observable inputs, and are categorized as Level 2. Inputs may include, for example, notional amounts, currency, maturity date, and payment frequency. See Note 8.
Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015, and December 31, 2014, there were no transfers between levels.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2015 and December 31, 2014 are as follows:

	Investment Assets at Fair Value as of December 31, 2015
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global Equity	$20,151,164	$319,792,147	$—	$339,943,311
CSC common stock	188,304,219	—	—	188,304,219
CSRA common stock	198,149,310	—	—	198,149,310
Domestic equity	32,351,808	452,773,668	—	485,125,476

Fixed Income:
U.S. Treasuries	—	51,010,616	—	51,010,616
U.S. government agencies	—	2,892,679	—	2,892,679
State and local obligations	—	1,031,781	—	1,031,781
Non U.S. government	—	1,881,541	—	1,881,541
Agency mortgage backed securities	—	42,677,873	—	42,677,873
Asset and other mortgage backed securities	—	36,120,496	—	36,120,496
Corporate bonds	—	44,144,737	—	44,144,737
Fixed income commingled fund	—	47,392,634	—	47,392,634
Stable value fund	—	3,041,414	—	3,041,414
Balanced commingled funds	—	767,708,797	—	767,708,797
Alternatives Fund ( Mutual Fund)	69,881,840	—	—	69,881,840
Alternatives Fund (CF)	—	36,585,807	—	36,585,807
Other:
Self Directed Brokerage	17,429,043	—	—	17,429,043

Cash & cash equivalents	—	213,209,240	—	213,209,240

Total investment assets at fair value	$526,267,384	$2,020,263,430	$—	$2,546,530,814

	Investment Assets at Fair Value as of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs	Total
	Level 1	Level 2	Level 3	Fair Value
Equity:
Global Equity	$72,771,268	$101,936,337	$—	$174,707,605
CSC common stock	529,184,325	—	—	529,184,325
Domestic equity	—	1,387,031,034	—	1,387,031,034

Fixed Income:
U.S. Treasuries	—	52,169,456	—	52,169,456
U.S. government agencies	—	5,166,275	—	5,166,275
State and local obligations	—	3,428,282	—	3,428,282
Non U.S. government	—	2,204,586	—	2,204,586
Agency mortgage backed securities	—	38,793,225	—	38,793,225
Asset and other mortgage backed securities	—	70,192,536	—	70,192,536
Corporate bonds	386,219	65,734,785	—	66,121,004
Fixed income commingled fund	—	76,259,062	—	76,259,062
Stable value fund	—	4,964,719	—	4,964,719
Balanced commingled funds	—	1,110,920,063	—	1,110,920,063

Derivatives	—	(4,579)	—	(4,579)

Cash & cash equivalents	93,144	288,019,341	—	288,112,485

Total investment assets at fair value	$602,434,956	$3,206,815,122	$—	$3,809,250,078

Short-Term and Commingled Funds - The following funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants. The investment strategy for each commingled fund category as presented above is as follows:

Short-term investment funds

•
The SSgA Money Market Fund is a commingled STIF utilized for the Money Market Fund Option for participants and holds highly liquid, short-term investments, and therefore is classified as cash and cash equivalents.

•	The Collective STIF (an underlying investment of separately managed funds) for the investment of overnight cash holdings and holds exchange traded and short duration securities.

Domestic Equity Commingled funds

•
The Mellon EB Daily Liquidity Stock Index Fund is a component of the Global Equity Index Option and seeks to track the performance of the S&P 500 Index. It is designed to represent the entire stock market by reflecting the risk and return of 500 large cap companies listed on U.S. stock exchanges.

•	The MCM Daily Liquidity Completion Fund is a component of the Global Equity Index Option and seeks to match the performance of the Dow Jones U.S. Completion Total Stock Market Index. This universe is made up of all U.S. companies without the S&P 500 companies leaving a universe of mid- to small-size companies.

Global Equity Commingled funds

•
The MCM International Country World Index EX US. Fund is a component of the Global Equity Index Option and seeks to track the performance of the MSCI All Country World (ACWI) ex-US Index. This universe is designed to provide a broad measure of equity-market performance throughout the world and is comprised of stocks from both developed and emerging markets.

•
Pyramis Select Global Equity Commingled Pool is a component of the Strategic Equity Option and seeks in to provide long-term total growth of capital primarily through investments in equity securities of companies anywhere in the world.

Mutual Funds (U.S. Registered Funded)

•
The PIMCO All Asset All Authority Fund is a component of the Strategic Allocation Option and utilizes global stocks and bonds, inflation-related investments and alternative strategies. The fund seeks maximum real return, consistent with preservation of real capital and prudent investment management.

•
The GMO Benchmark-Free Allocation Series Fund is a component of the Strategic Allocation Option that invests in both domestic and international stocks and bonds and seeks positive total return not "relative" return.

Fixed income commingled fund

•
The (Mellon) TIPS Index Fund is a component of the Strategic Real Asset Option and seeks to track the performance of the Barclays U.S. Treasury Inflation-Protected Securities (TIPS) Index.  The fund invests primarily in inflation-indexed fixed income securities issued in the United States. Inflation-indexed bonds are fixed income securities that are structured to provide protection against inflation.

Stable value fund

•
The T. Rowe Price Stable Value Common Trust Fund invests primarily in a portfolio of GICs, BICs, and SICs, including underlying fixed income securities supporting SICs. Contracts are issued by U.S. insurance companies, U.S. banks, and U.S. branches of foreign insurance companies and foreign banks.

Balanced commingled funds

•
The SSgA Target Retirement Series Funds (Retirement Income and the Target Retirement Funds 2015 through 2060) provide a diversified allocation of stocks, bonds, REITs and commodities. The specific allocation is determined by the expected retirement date. Professional managers then adjust the index fund mix annually, forming an increasingly more conservative asset allocation as the retirement date approaches.

Other Commingled funds

•
BlackRock Global Allocation Collective Fund is a component of the Strategic Allocation Option and seeks to provide total investment return utilizing U.S. and foreign equity securities, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

The CSRA Common Stock is held due to the spin-off on November 27, 2015. The stock is held by an independent investment manager and fiduciary until liquidated.

Note 6 -- Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.
Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid rateable through payroll deductions.
Note 7 -- Exempt Party-in-Interest Transactions

Certain investment funds are managed by The Bank of New York Mellon and by one of its management firms, Mellon Capital Management. The Bank of New York Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The trustee fees associated with the short-term investment fund managed by the trustee were paid by the Company and amounted to $3,000 for the year ended December 31, 2015. During the year ended December 31, 2015, the Plan expensed $358,240 to The Bank of New York Mellon's Mellon Capital Management for fund manager fees.
At December 31, 2015 and 2014, the Plan held 5,762,063 and 8,393,090 shares, respectively, of common stock of the Computer Sciences Corporation, the sponsoring employer, with a cost basis of $142,886,305 and $403,083,179, respectively. The Plan received $62,171,737 in dividends from the Computer Sciences Corporation common stock for the year ended December 31, 2015.

Note 8 -- Derivative Financial Instruments

In the Plan's investment funds, only one fixed income investment manager is permitted to use certain specified types of derivative instruments as part of its 2014 strategy. This strategy includes the use of futures, swaps, and options as substitutes for and in conjunction with certain types of fixed income securities. Currency contracts are primarily used to diminish foreign exchange risk for investments held in currencies other than the U.S. dollar. Equity and commodity contracts are used to cost effectively meet investment target allocations. Exchange listed futures are priced using vendor services. Over-the-counter derivatives are priced using broker quotes.
Futures Contracts - The Plan enters into futures contracts in the normal course of its investing activities to manage market risk associated with the Plan's fixed income investments and to achieve overall investment portfolio objectives. The credit risk associated with these contracts is minimal as they are traded by professional investment managers on organized exchanges and settled daily.
During 2014, the Plan was a party to futures contracts held for trading purposes for U.S. Treasury securities. Upon entering into a futures contract, the Plan is required to deposit, either in cash or securities, an amount (“initial margin”) equal to a certain percentage of the fair value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuations in the value of the underlying contracts.

At December 31, 2015, the Plan had no futures contracts. At December 31, 2014, the Plan had futures contracts to buy and sell U.S. Treasury Notes and Bond contracts with notional amounts of $32,588,898. Notional amounts do not quantify risk or represent assets or liabilities of the Plan, but are used in the calculation of cash settlements under the contracts.
Futures are priced nightly with an offset to cash at the broker. There were no futures contracts at December 31, 2015. The fair value of futures contracts was $63,922 at December 31, 2014. Realized gains or losses are accounted for as net appreciation (depreciation) in fair value of investments.
Interest Rate Swaps - An interest rate swap is an agreement between two parties (known as counterparties) where one stream of future interest payments is exchanged for another based on a specified principal amount. Interest rate swaps often exchange a fixed payment for a floating payment that is linked to an interest rate (most often the LIBOR). The Plan will typically use interest rate swaps to limit, or manage, its exposure to fluctuations in interest rates, or to obtain a marginally lower interest rate than it would have been able to get without the swap. Counterparties must be rated BBB or better by a nationally recognized rating agency. As of December 31, 2015, the Plan had not entered into any interest rate swap contracts. The Plan had entered into 4 interest rate swap contracts as of December 31, 2014, with a total fair value of $(66,955) and a notional value of $4,200,000.
Credit Default Swaps - A credit default swap is designed to transfer the credit default exposure of fixed income products between parties. The buyer of a credit swap receives credit protection, whereas the seller of the swap guarantees the credit worthiness of the product. By doing this, the risk of default is transferred from the holder of the fixed income security to the seller of the swap. As of December 31, 2015 the Plan had no swap. The Plan had entered into one credit default swaps, as the buyer, with a fair value of $(1,546) and notional amount of $265,000 as of December 31, 2014.
The fair values of derivative instruments in the statement of net assets available for benefits as of December 31, 2014 were as follows:

	As of December 31, 2014
	Asset Derivatives		Liability Derivatives
Derivatives not qualifying as hedging instruments under Subtopic 815-20	Statement of Net Assets Available for Benefits Location	Fair Value	Statement of Net Assets Available for Benefits Location	Fair Value
Interest rate swaps	Investments at fair value	$—	Investments at fair value	$(66,955)
Futures	Investments at fair value	103,933	Investments at fair value	(40,011)
Credit default swaps	Investments at fair value	—	Investments at fair value	(1,546)

Total derivatives		$103,933		$(108,512)

Note 9 -- Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500, at December 31, 2015 and 2014:

	2015	2014

Net assets available for benefits per the financial statements	$2,573,642,192	$3,888,463,170
Amounts allocated to withdrawing participants	(2,902,807)	(9,070,441)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	2,548	71,969
Net assets available for benefits per Form 5500	$2,570,741,933	$3,879,464,698
The following is a reconciliation of the net decrease in assets per the financial statements to the Form 5500 for the year ended December 31, 2015:

2015

Net decrease in net assets per the financial statements	$(291,619,679)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, current year	2,548
Adjustment from contract value to fair value for fully benefit-responsive stable value fund, prior year	(71,969)
Distributions allocated to withdrawing participants at end of year	(2,902,807)
Distributions allocated to withdrawing participants at start of year	9,070,441
Net decrease in net assets per Form 5500	$(285,521,466)

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2015:

2015

Distributions to participants per the financial statements	$528,481,032
Amounts allocated to withdrawing participants at end of year	2,902,807
Amounts allocated to withdrawing participants at start of year	(9,070,441)
Distributions to participants per the Form 5500	$522,313,398

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not paid as of that date.

Note 10 -- Subsequent Events

There are no subsequent events.

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value	(d) Cost	(e) Current Value

	Cash	Cash & cash equivalents		(96,475)
	Euro	Cash & cash equivalents		1,157
			Total Cash & Cash Equivalents	(95,318)

	State Street Global Advisor	Money Market Fund		195,399,149
*	The Bank of New York Mellon	Collective Short Term Invest Fd		17,905,409
			Total Short-Term Investments	213,304,558

*	Computer Sciences Corporation	Common Stock (5,762,063 shares)		188,279,415
*	Computer Sciences Corporation	MAP Pre 2004 Stale		24,804
			Total Common Stock	188,304,219

	Computer Sciences Corporation	Participant loans - Interest rates range from 3.25% to 9.25%. Original maturities range from 2004[1] to 2030		24,565,683

	BlackRock	BlackRock Global Allocation		36,585,807
	Fidelity	PYRAMIS SELECT GLOBAL EQUITY		100,987,013
	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER-R6		36,642,612
*	Mellon Bank,N.A.	BK OF NY MELLON/EB DL ACWI		319,792,147
*	Mellon Bank,N.A.	EB DL SIF UC1		287,180,148
*	Mellon Bank,N.A.	EB DL MRKT COMPLETION FUND		64,606,507
*	Mellon Bank,N.A.	EB DL NON SL TIPS FUND		47,392,634
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		33,239,228

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME				48,943,697
	State Street Global Advisor	SSGA TARGET RETIREMENT 2015 SL				78,128,099
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL				149,449,854
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				163,806,706
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				127,001,688
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				88,146,411
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				58,922,888
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				27,609,386
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				22,590,203
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				1,261,256
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				1,848,609
	T. Rowe Price	T ROWE PRICE STABLE VALUE				3,038,866
			Total Interest in Commingled Funds			1,697,173,759

	21ST CENTURY FOX AMERICA 144A	Corporate bonds	3.700%	10/15/2025		24,938
	21ST CENTURY FOX AMERICA INC	Corporate bonds	7.750%	1/20/2024		37,125
	21ST CENTURY FOX AMERICA INC	Corporate bonds	8.500%	2/23/2025		44,947
	ABBVIE INC	Corporate bonds	2.900%	11/6/2022		62,883
	ABBVIE INC	Corporate bonds	4.400%	11/6/2042		172,776
	ABBVIE INC	Corporate bonds	3.600%	5/14/2025		49,347
	ABBVIE INC	Corporate bonds	4.500%	5/14/2035		117,552
	ABBVIE INC	Corporate bonds	4.700%	5/14/2045		34,211
	ABBVIE INC	Corporate bonds	2.500%	5/14/2020		128,693
	ACTAVIS FUNDING SCS	Corporate bonds	2.350%	3/12/2018		235,245

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ACTAVIS FUNDING SCS	Corporate bonds	3.000%	3/12/2020		199,841
	ACTAVIS FUNDING SCS	Corporate bonds	4.750%	3/15/2045		34,127
	ACTAVIS INC	Corporate bonds	1.875%	10/1/2017		274,672
	AGRIUM INC	Corporate bonds	4.125%	3/15/2035		12,760
	ALIBABA GROUP HOLDING LTD	Corporate bonds	2.500%	11/28/2019		195,392
	ALIBABA GROUP HOLDING LTD	Corporate bonds	1.625%	11/28/2017		197,493
	ALTRIA GROUP INC	Corporate bonds	5.375%	1/31/2044		80,673
	AMERICAN AIRLINES 2015-1 CLASS	Corporate bonds	3.375%	11/1/2028		66,184
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.875%	6/1/2022		178,190
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	4.375%	1/15/2055		132,330
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.875%	1/15/2035		26,461
	AMERICAN INTERNATIONAL GROUP I	Corporate bonds	3.750%	7/10/2025		59,464
	AMERICAN TOWER CORP	Corporate bonds	4.000%	6/1/2025		36,369
	AMERICAN TRANSMISSION SYS 144A	Corporate bonds	5.250%	1/15/2022		245,452
	AMGEN INC	Corporate bonds	5.150%	11/15/2041		137,057
	AMGEN INC	Corporate bonds	3.625%	5/22/2024		184,931
	AMGEN INC	Corporate bonds	4.400%	5/1/2045		64,857
	ANADARKO PETROLEUM CORP	Corporate bonds	5.950%	9/15/2016		414,105
	ANADARKO PETROLEUM CORP	Corporate bonds	6.450%	9/15/2036		70,362
	ANADARKO PETROLEUM CORP	Corporate bonds	6.375%	9/15/2017		348,143
	ANALOG DEVICES INC	Corporate bonds	3.900%	12/15/2025		15,143
	ANALOG DEVICES INC	Corporate bonds	5.300%	12/15/2045		15,453
	ANHEUSER-BUSCH INBEV WORLDWIDE	Corporate bonds	3.750%	7/15/2042		30,072
	ANTHEM INC	Corporate bonds	4.650%	1/15/2043		76,125

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ANTHEM INC	Corporate bonds	4.650%	8/15/2044		47,655
	AON PLC	Corporate bonds	4.600%	6/14/2044		19,255
	AON PLC	Corporate bonds	4.750%	5/15/2045		34,600
	APPLE INC	Corporate bonds	2.850%	5/6/2021		204,820
	APPLE INC	Corporate bonds	3.450%	2/9/2045		43,048
	APPLE INC	Corporate bonds	2.000%	5/6/2020		139,855
	APPLIED MATERIALS INC	Corporate bonds	3.900%	10/1/2025		75,404
	AT&T INC	Corporate bonds	4.300%	12/15/2042		29,907
	AT&T INC	Corporate bonds	4.350%	6/15/2045		51,328
	AT&T INC	Corporate bonds	2.375%	11/27/2018		34,232
	AT&T INC	Corporate bonds	2.300%	3/11/2019		32,984
	AT&T INC	Corporate bonds	4.800%	6/15/2044		183,227
	AT&T INC	Corporate bonds	3.000%	6/30/2022		180,564
	AT&T INC	Corporate bonds	4.500%	5/15/2035		46,243
	AT&T INC	Corporate bonds	4.750%	5/15/2046		77,826
	AT&T INC	Corporate bonds	5.350%	9/1/2040		15,803
	AVALONBAY COMMUNITIES INC	Corporate bonds	2.850%	3/15/2023		313,737
	AVALONBAY COMMUNITIES INC	Corporate bonds	3.500%	11/15/2025		4,952
	AVIATION CAPITAL GROUP CO 144A	Corporate bonds	2.875%	9/17/2018		149,139
	BAE SYSTEMS HOLDINGS INC 144A	Corporate bonds	3.850%	12/15/2025		24,749
	BANK OF AMERICA CORP	Corporate bonds	5.625%	10/14/2016		237,281
	BANK OF AMERICA CORP	Corporate bonds	3.750%	7/12/2016		212,633
	BANK OF AMERICA CORP	Corporate bonds	2.600%	1/15/2019		128,417
	BANK OF AMERICA CORP	Corporate bonds	4.000%	1/22/2025		303,468

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	BANK OF AMERICA CORP	Corporate bonds	2.250%	4/21/2020		347,408
	BANK OF AMERICA CORP	Corporate bonds	3.950%	4/21/2025		274,603
	BANK OF AMERICA CORP	Corporate bonds	3.875%	8/1/2025		162,420
	BANK OF AMERICA CORP	Corporate bonds	VAR RT	3/22/2018		275,882
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	3.000%	2/24/2025		181,928
	BANK OF NEW YORK MELLON CORP/T	Corporate bonds	VAR RT	12/29/2049		171,500
	BARCLAYS PLC	Corporate bonds	2.000%	3/16/2018		323,060
	BARCLAYS PLC	Corporate bonds	5.250%	8/17/2045		201,457
	BAXALTA INC 144A	Corporate bonds	4.000%	6/23/2025		39,584
	BECTON DICKINSON AND CO	Corporate bonds	1.800%	12/15/2017		19,971
	BECTON DICKINSON AND CO	Corporate bonds	2.675%	12/15/2019		15,082
	BECTON DICKINSON AND CO	Corporate bonds	3.734%	12/15/2024		20,171
	BERKSHIRE HATHAWAY ENERGY CO	Corporate bonds	6.500%	9/15/2037		243,405
	BIOGEN INC	Corporate bonds	5.200%	9/15/2045		25,009
	BIOGEN INC	Corporate bonds	4.050%	9/15/2025		30,136
	BOEING CO/THE	Corporate bonds	3.500%	3/1/2045		4,610
	BOSTON SCIENTIFIC CORP	Corporate bonds	2.850%	5/15/2020		44,766
	BOSTON SCIENTIFIC CORP	Corporate bonds	3.850%	5/15/2025		137,753
	BPCE SA 144A	Corporate bonds	5.700%	10/22/2023		209,989
	BRANCH BANKING & TRUST CO	Corporate bonds	3.625%	9/16/2025		252,351
	BRISTOL-MYERS SQUIBB CO	Corporate bonds	4.500%	3/1/2044		43,241
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.550%	9/1/2044		62,748
	BURLINGTON NORTHERN SANTA FE L	Corporate bonds	4.150%	4/1/2045		158,607
	CAIXA ECONOMICA FEDERAL 144A	Corporate bonds	2.375%	11/6/2017		262,200

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CALIFORNIA INSTITUTE OF TECHNO	Corporate bonds	4.321%	8/1/2045		113,871
	CANADIAN PACIFIC RAILWAY CO	Corporate bonds	3.700%	2/1/2026		19,681
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	4.200%	10/29/2025		127,368
	CAPITAL ONE NA/MCLEAN VA	Corporate bonds	1.650%	2/5/2018		247,527
	CCO SAFARI II LLC 144A	Corporate bonds	3.579%	7/23/2020		104,371
	CCO SAFARI II LLC 144A	Corporate bonds	4.464%	7/23/2022		318,883
	CCO SAFARI II LLC 144A	Corporate bonds	4.908%	7/23/2025		174,830
	CCO SAFARI II LLC 144A	Corporate bonds	6.384%	10/23/2035		156,601
	CCO SAFARI II LLC 144A	Corporate bonds	6.484%	10/23/2045		110,180
	CCO SAFARI II LLC 144A	Corporate bonds	6.834%	10/23/2055		34,483
	CDP FINANCIAL INC 144A	Corporate bonds	4.400%	11/25/2019		832,093
	CELGENE CORP	Corporate bonds	3.250%	8/15/2022		64,485
	CELGENE CORP	Corporate bonds	2.875%	8/15/2020		74,435
	CF INDUSTRIES INC	Corporate bonds	5.375%	3/15/2044		78,275
	CIGNA CORP	Corporate bonds	3.250%	4/15/2025		39,251
	CITIGROUP INC	Corporate bonds	1.300%	4/1/2016		275,388
	CITIGROUP INC	Corporate bonds	2.500%	7/29/2019		89,864
	CITIGROUP INC	Corporate bonds	1.800%	2/5/2018		273,947
	COCA-COLA CO/THE	Corporate bonds	2.875%	10/27/2025		123,232
	COMCAST CORP	Corporate bonds	7.050%	3/15/2033		32,255
	COMCAST CORP	Corporate bonds	6.500%	11/15/2035		256,929
	COMCAST CORP	Corporate bonds	4.200%	8/15/2034		99,059
	COMCAST CORP	Corporate bonds	4.400%	8/15/2035		35,277
	COMCAST CORP	Corporate bonds	4.600%	8/15/2045		76,122

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	4.500%	4/15/2023		33,049
	CONTINENTAL RESOURCES INC/OK	Corporate bonds	4.900%	6/1/2044		15,074
	CORP FINANCIERA DE DESARR 144A	Corporate bonds	4.750%	7/15/2025		197,000
	COVENTRY HEALTH CARE INC	Corporate bonds	5.450%	6/15/2021		204,338
	COX COMMUNICATIONS INC 144A	Corporate bonds	8.375%	3/1/2039		120,113
	CREDIT SUISSE AG/NEW YORK NY	Corporate bonds	1.375%	5/26/2017		273,701
	CREDIT SUISSE GROUP FUNDI 144A	Corporate bonds	4.875%	5/15/2045		246,522
	CROWN CASTLE TOWERS LLC 144A	Corporate bonds	6.113%	1/15/2040		507,155
	CVS HEALTH CORP	Corporate bonds	5.300%	12/5/2043		37,593
	CVS HEALTH CORP	Corporate bonds	2.800%	7/20/2020		65,292
	CVS HEALTH CORP	Corporate bonds	3.875%	7/20/2025		56,132
	CVS HEALTH CORP	Corporate bonds	4.875%	7/20/2035		160,036
	CVS HEALTH CORP	Corporate bonds	5.125%	7/20/2045		84,274
	DAIMLER FINANCE NORTH AME 144A	Corporate bonds	2.450%	5/18/2020		235,392
	DEERE & CO	Corporate bonds	2.600%	6/8/2022		182,411
	DEUTSCHE BANK AG	Corporate bonds	VAR RT	5/24/2028		182,546
	DEUTSCHE BANK AG/LONDON	Corporate bonds	1.350%	5/30/2017		263,292
	DEVON ENERGY CORP	Corporate bonds	3.250%	5/15/2022		113,905
	DEVON ENERGY CORP	Corporate bonds	5.000%	6/15/2045		16,674
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	4.600%	2/15/2021		79,438
	DIRECTV HOLDINGS LLC / DIRECTV	Corporate bonds	4.450%	4/1/2024		51,355
	DISCOVER BANK/GREENWOOD DE	Corporate bonds	3.100%	6/4/2020		250,567
	DISCOVER BANK/GREENWOOD DE	Corporate bonds	2.600%	11/13/2018		249,800
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.875%	4/1/2043		42,802

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	DORIC NIMROD AIR ALPHA 20 144A	Corporate bonds	5.250%	5/30/2025		169,787
	DOW CHEMICAL CO/THE	Corporate bonds	4.375%	11/15/2042		26,127
	DOW CHEMICAL CO/THE	Corporate bonds	4.250%	10/1/2034		21,660
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.750%	6/1/2045		50,938
	DUKE ENERGY CORP	Corporate bonds	3.750%	4/15/2024		60,792
	DUKE ENERGY FLORIDA LLC	Corporate bonds	6.400%	6/15/2038		95,917
	DUKE UNIVERSITY	Corporate bonds	4.077%	10/1/2048		49,310
	EASTMAN CHEMICAL CO	Corporate bonds	4.650%	10/15/2044		4,439
	EASTMAN CHEMICAL CO	Corporate bonds	2.700%	1/15/2020		44,555
	EASTMAN CHEMICAL CO	Corporate bonds	3.800%	3/15/2025		140,423
	EATON CORP	Corporate bonds	2.750%	11/2/2022		86,120
	EL PASO NATURAL GAS CO LLC	Corporate bonds	5.950%	4/15/2017		182,054
	ELI LILLY & CO	Corporate bonds	3.700%	3/1/2045		18,708
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	6.500%	2/1/2042		161,846
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	2/1/2024		4,457
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.050%	3/15/2025		151,933
	ENERGY TRANSFER PARTNERS LP	Corporate bonds	4.900%	3/15/2035		109,067
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	5.100%	2/15/2045		92,140
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	3.750%	2/15/2025		192,088
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	1.650%	5/7/2018		34,144
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	4.900%	5/15/2046		44,945
	ENTERPRISE PRODUCTS OPERATING	Corporate bonds	VAR RT	8/1/2066		85,025
	EOG RESOURCES INC	Corporate bonds	3.900%	4/1/2035		50,356
	ERP OPERATING LP	Corporate bonds	3.375%	6/1/2025		34,678

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ERP OPERATING LP	Corporate bonds	4.500%	6/1/2045		30,603
	EXELON CORP	Corporate bonds	2.850%	6/15/2020		34,809
	FEDEX CORP	Corporate bonds	3.875%	8/1/2042		116,848
	FEDEX CORP	Corporate bonds	4.100%	2/1/2045		32,079
	FIDELITY NATIONAL INFORMATION	Corporate bonds	3.500%	4/15/2023		19,096
	FIRSTENERGY TRANSMISSION 144A	Corporate bonds	4.350%	1/15/2025		70,957
	FLORIDA POWER & LIGHT CO	Corporate bonds	4.950%	6/1/2035		38,429
	FLORIDA POWER & LIGHT CO	Corporate bonds	5.950%	2/1/2038		112,102
	FORD MOTOR CREDIT CO LLC	Corporate bonds	1.724%	12/6/2017		251,072
	FORD MOTOR CREDIT CO LLC	Corporate bonds	VAR RT	5/9/2016		325,443
	FOREST LABORATORIES LLC 144A	Corporate bonds	4.375%	2/1/2019		9,428
	FREEPORT-MCMORAN INC	Corporate bonds	4.000%	11/14/2021		57,000
	FREEPORT-MCMORAN INC	Corporate bonds	5.400%	11/14/2034		18,550
	GE CAPITAL INTERNATIONAL 144A	Corporate bonds	4.418%	11/15/2035		234,711
	GENERAL ELECTRIC CO	Corporate bonds	2.700%	10/9/2022		159,329
	GENERAL ELECTRIC CO	Corporate bonds	4.500%	3/11/2044		190,389
	GENERAL ELECTRIC CO	Corporate bonds	6.150%	8/7/2037		89,133
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.150%	1/15/2020		173,434
	GENERAL MOTORS FINANCIAL CO IN	Corporate bonds	3.450%	4/10/2022		177,463
	GEORGIA POWER CO	Corporate bonds	3.000%	4/15/2016		367,026
	GILEAD SCIENCES INC	Corporate bonds	4.800%	4/1/2044		65,256
	GILEAD SCIENCES INC	Corporate bonds	4.750%	3/1/2046		20,241
	GILEAD SCIENCES INC	Corporate bonds	3.650%	3/1/2026		20,170
	GLAXOSMITHKLINE CAPITAL PLC	Corporate bonds	2.850%	5/8/2022		50,388

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.800%	7/8/2044		183,927
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	6.150%	4/1/2018		70,585
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.750%	9/15/2020		34,977
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.250%	10/21/2025		84,350
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	4.750%	10/21/2045		34,768
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.900%	7/19/2018		162,108
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	2.600%	4/23/2020		136,952
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	3.750%	5/22/2025		125,834
	GOLDMAN SACHS GROUP INC/THE	Corporate bonds	5.150%	5/22/2045		58,283
	GTE CORP	Corporate bonds	6.940%	4/15/2028		23,667
	HARRIS CORP	Corporate bonds	2.700%	4/27/2020		24,527
	HARRIS CORP	Corporate bonds	5.054%	4/27/2045		53,854
	HARTFORD FINANCIAL SERVICES GR	Corporate bonds	4.300%	4/15/2043		20,476
	HEWLETT PACKARD ENTERPRIS 144A	Corporate bonds	2.850%	10/5/2018		129,927
	HEWLETT PACKARD ENTERPRIS 144A	Corporate bonds	3.600%	10/15/2020		150,344
	HOME DEPOT INC/THE	Corporate bonds	4.400%	3/15/2045		93,020
	HOME DEPOT INC/THE	Corporate bonds	4.250%	4/1/2046		40,892
	HOST HOTELS & RESORTS LP	Corporate bonds	4.750%	3/1/2023		227,379
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	2.400%	10/30/2018		54,829
	HYUNDAI CAPITAL AMERICA 144A	Corporate bonds	3.000%	10/30/2020		154,260
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	6.000%	8/1/2020		110,924
	ICAHN ENTERPRISES LP / ICAHN E	Corporate bonds	3.500%	3/15/2017		45,225
	ING BANK NV 144A	Corporate bonds	3.750%	3/7/2017		502,002
	INTERNATIONAL BUSINESS MACHINE	Corporate bonds	2.875%	11/9/2022		109,162

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	INTERNATIONAL LEASE FINAN 144A	Corporate bonds	7.125%	9/1/2018		87,700
	INTERNATIONAL PAPER CO	Corporate bonds	3.650%	6/15/2024		86,069
	INTERNATIONAL PAPER CO	Corporate bonds	4.800%	6/15/2044		21,833
	JABIL CIRCUIT INC	Corporate bonds	8.250%	3/15/2018		192,719
	JP MORGAN CHASE CAPITAL XXIII	Corporate bonds	VAR RT	5/15/2077		184,363
	JPMORGAN CHASE & CO	Corporate bonds	1.700%	3/1/2018		736,412
	JPMORGAN CHASE & CO	Corporate bonds	4.250%	10/1/2027		180,567
	JPMORGAN CHASE & CO	Corporate bonds	VAR RT	1/25/2018		200,411
	JPMORGAN CHASE & CO	Corporate bonds	VAR RT	12/29/2049		149,438
	KEYCORP	Corporate bonds	2.900%	9/15/2020		34,868
	KIMBERLY-CLARK CORP	Corporate bonds	2.650%	3/1/2025		19,306
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	6.500%	4/1/2020		68,360
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	4.300%	5/1/2024		206,355
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.950%	9/1/2022		13,058
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.000%	8/15/2042		22,135
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.500%	9/1/2023		12,437
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	3.500%	3/1/2021		147,655
	KINDER MORGAN ENERGY PARTNERS	Corporate bonds	5.400%	9/1/2044		60,458
	KRAFT HEINZ FOODS CO 144A	Corporate bonds	5.200%	7/15/2045		52,245
	LOCKHEED MARTIN CORP	Corporate bonds	3.600%	3/1/2035		71,541
	LOCKHEED MARTIN CORP	Corporate bonds	3.800%	3/1/2045		13,296
	LOCKHEED MARTIN CORP	Corporate bonds	3.100%	1/15/2023		9,993
	LOCKHEED MARTIN CORP	Corporate bonds	3.550%	1/15/2026		20,070
	LOCKHEED MARTIN CORP	Corporate bonds	4.500%	5/15/2036		15,186

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	LOCKHEED MARTIN CORP	Corporate bonds	4.700%	5/15/2046		30,731
	LOWE'S COS INC	Corporate bonds	4.650%	4/15/2042		142,797
	LOWE'S COS INC	Corporate bonds	4.250%	9/15/2044		29,858
	LOWE'S COS INC	Corporate bonds	4.375%	9/15/2045		10,278
	LYB INTERNATIONAL FINANCE BV	Corporate bonds	4.000%	7/15/2023		54,828
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	2.875%	2/15/2023		40,781
	MACY'S RETAIL HOLDINGS INC	Corporate bonds	4.500%	12/15/2034		16,716
	MARATHON PETROLEUM CORP	Corporate bonds	4.750%	9/15/2044		147,131
	MARSH & MCLENNAN COS INC	Corporate bonds	3.750%	3/14/2026		10,013
	MASSACHUSETTS INSTITUTE OF TEC	Corporate bonds	4.678%	7/1/2114		159,921
	MCDONALD'S CORP	Corporate bonds	4.600%	5/26/2045		33,808
	MCDONALD'S CORP	Corporate bonds	2.750%	12/9/2020		4,997
	MCDONALD'S CORP	Corporate bonds	3.700%	1/30/2026		19,984
	MCDONALD'S CORP	Corporate bonds	4.700%	12/9/2035		9,963
	MCDONALD'S CORP	Corporate bonds	4.875%	12/9/2045		15,091
	MEDTRONIC INC	Corporate bonds	4.625%	3/15/2045		206,291
	MEMORIAL SLOAN-KETTERING CANCE	Corporate bonds	4.200%	7/1/2055		34,657
	METLIFE INC	Corporate bonds	4.050%	3/1/2045		102,079
	METLIFE INC	Corporate bonds	VAR RT	12/29/2049		117,013
	METROPOLITAN LIFE GLOBAL 144A	Corporate bonds	1.300%	4/10/2017		249,905
	MICROSOFT CORP	Corporate bonds	3.500%	2/12/2035		27,727
	MICROSOFT CORP	Corporate bonds	2.650%	11/3/2022		184,813
	MICROSOFT CORP	Corporate bonds	3.125%	11/3/2025		110,584
	MORGAN STANLEY	Corporate bonds	2.125%	4/25/2018		44,059

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	MORGAN STANLEY	Corporate bonds	4.000%	7/23/2025		82,382
	MORGAN STANLEY	Corporate bonds	3.750%	2/25/2023		153,640
	MORGAN STANLEY	Corporate bonds	5.625%	9/23/2019		259,346
	MORGAN STANLEY	Corporate bonds	4.750%	3/22/2017		113,940
	MORGAN STANLEY	Corporate bonds	1.875%	1/5/2018		128,873
	MORGAN STANLEY	Corporate bonds	3.950%	4/23/2027		164,998
	MORGAN STANLEY	Corporate bonds	2.650%	1/27/2020		44,878
	MYLAN INC	Corporate bonds	5.400%	11/29/2043		27,710
	MYLAN INC 144A	Corporate bonds	3.125%	1/15/2023		165,165
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	5.250%	3/29/2049		212,000
	NBCUNIVERSAL ENTERPRISE I 144A	Corporate bonds	VAR RT	4/15/2018		234,608
	NBCUNIVERSAL MEDIA LLC	Corporate bonds	4.450%	1/15/2043		80,340
	NOBLE ENERGY INC	Corporate bonds	5.250%	11/15/2043		173,444
	NORTHROP GRUMMAN CORP	Corporate bonds	3.850%	4/15/2045		49,422
	NORTHWEST FLORIDA TIMBER 144A	Corporate bonds	4.750%	3/4/2029		87,610
	OMNICOM GROUP INC	Corporate bonds	5.900%	4/15/2016		34,434
	ONE GAS INC	Corporate bonds	4.658%	2/1/2044		36,256
	ORACLE CORP	Corporate bonds	3.400%	7/8/2024		193,952
	ORACLE CORP	Corporate bonds	4.300%	7/8/2034		69,637
	ORACLE CORP	Corporate bonds	2.800%	7/8/2021		136,742
	ORACLE CORP	Corporate bonds	4.375%	5/15/2055		114,354
	PACIFICORP	Corporate bonds	5.750%	4/1/2037		123,271
	PACIFICORP	Corporate bonds	4.100%	2/1/2042		130,191
	PETROBRAS GLOBAL FINANCE BV	Corporate bonds	3.875%	1/27/2016		187,248

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PETROLEOS MEXICANOS	Corporate bonds	8.000%	5/3/2019		38,530
	PETROLEOS MEXICANOS	Corporate bonds	6.000%	3/5/2020		54,028
	PETROLEOS MEXICANOS	Corporate bonds	6.500%	6/2/2041		103,740
	PETROLEOS MEXICANOS 144A	Corporate bonds	5.625%	1/23/2046		73,459
	PFIZER INC	Corporate bonds	4.300%	6/15/2043		20,015
	PFIZER INC	Corporate bonds	3.400%	5/15/2024		184,667
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.500%	3/20/2042		14,886
	PHILIP MORRIS INTERNATIONAL IN	Corporate bonds	4.125%	3/4/2043		141,788
	PHILLIPS 66	Corporate bonds	4.875%	11/15/2044		57,991
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	4.900%	2/15/2045		25,171
	PLAINS ALL AMERICAN PIPELINE L	Corporate bonds	4.650%	10/15/2025		65,471
	PPL CAPITAL FUNDING INC	Corporate bonds	5.000%	3/15/2044		41,241
	PROGRESS ENERGY INC	Corporate bonds	7.000%	10/30/2031		116,972
	PRUDENTIAL FINANCIAL INC	Corporate bonds	3.500%	5/15/2024		85,353
	QUALCOMM INC	Corporate bonds	3.450%	5/20/2025		78,744
	QUALCOMM INC	Corporate bonds	4.800%	5/20/2045		18,659
	QVC INC	Corporate bonds	5.450%	8/15/2034		108,129
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	8/15/2045		22,235
	REYNOLDS AMERICAN INC	Corporate bonds	3.250%	6/12/2020		45,734
	REYNOLDS AMERICAN INC	Corporate bonds	4.450%	6/12/2025		214,395
	ROYAL BANK OF CANADA	Corporate bonds	1.200%	9/19/2017		1,179,399
	ROYAL BANK OF SCOTLAND GROUP P	Corporate bonds	6.000%	12/19/2023		80,776
	ROYAL BANK OF SCOTLAND GROUP P	Corporate bonds	5.125%	5/28/2024		157,039
	SAMSUNG ELECTRONICS AMERI 144A	Corporate bonds	1.750%	4/10/2017		379,138

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SANTANDER HOLDINGS USA INC	Corporate bonds	2.650%	4/17/2020		49,053
	SANTANDER HOLDINGS USA INC	Corporate bonds	4.500%	7/17/2025		81,436
	SANTANDER UK PLC 144A	Corporate bonds	5.000%	11/7/2023		208,190
	SCHLUMBERGER HLDGS CORP 144A	Corporate bonds	3.000%	12/21/2020		177,675
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.550%	8/12/2043		136,084
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.125%	5/11/2035		71,590
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	4.375%	5/11/2045		118,008
	SHELL INTERNATIONAL FINANCE BV	Corporate bonds	2.125%	5/11/2020		59,026
	SIMON PROPERTY GROUP LP	Corporate bonds	3.375%	3/15/2022		67,018
	SKY PLC 144A	Corporate bonds	3.750%	9/16/2024		293,003
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.250%	11/1/2017		154,153
	SOUTHERN COPPER CORP	Corporate bonds	5.875%	4/23/2045		84,273
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.300%	6/15/2024		151,603
	ST JUDE MEDICAL INC	Corporate bonds	3.875%	9/15/2025		10,093
	STATE STREET CAPITAL TRUST IV	Corporate bonds	VAR RT	6/1/2077		114,450
	STATE STREET CORP	Corporate bonds	3.700%	11/20/2023		98,850
	STATE STREET CORP	Corporate bonds	2.550%	8/18/2020		91,120
	STATE STREET CORP	Corporate bonds	VAR RT	12/29/2049		60,375
	STATOIL ASA	Corporate bonds	2.450%	1/17/2023		208,549
	STEELRIVER TRANSMISSION C 144A	Corporate bonds	4.710%	6/30/2017		166,111
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	3.450%	1/15/2023		54,863
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.300%	4/1/2044		11,163
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.350%	5/15/2045		37,129
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	4.400%	4/1/2021		87,216

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SUNOCO LOGISTICS PARTNERS OPER	Corporate bonds	5.950%	12/1/2025		66,687
	SYNCHRONY FINANCIAL	Corporate bonds	2.700%	2/3/2020		14,712
	SYNCHRONY FINANCIAL	Corporate bonds	4.500%	7/23/2025		79,811
	TEVA PHARMACEUTICAL FINANCE CO	Corporate bonds	2.950%	12/18/2022		100,522
	THERMO FISHER SCIENTIFIC INC	Corporate bonds	3.600%	8/15/2021		81,235
	TIME WARNER CABLE INC	Corporate bonds	5.000%	2/1/2020		148,199
	TIME WARNER CABLE INC	Corporate bonds	4.125%	2/15/2021		97,002
	TOTAL CAPITAL INTERNATIONAL SA	Corporate bonds	2.750%	6/19/2021		79,692
	TRAVELERS COS INC/THE	Corporate bonds	4.300%	8/25/2045		24,194
	UBS AG/STAMFORD CT	Corporate bonds	1.800%	3/26/2018		429,280
	UNION PACIFIC CORP	Corporate bonds	3.750%	3/15/2024		141,631
	UNION PACIFIC CORP	Corporate bonds	3.375%	2/1/2035		4,516
	UNION PACIFIC CORP	Corporate bonds	3.875%	2/1/2055		47,618
	UNION PACIFIC RAILROAD CO 2014	Corporate bonds	3.227%	5/14/2026		57,801
	UNITED TECHNOLOGIES CORP	Corporate bonds	VAR RT	5/4/2018		381,113
	UNITEDHEALTH GROUP INC	Corporate bonds	2.875%	12/15/2021		217,982
	UNITEDHEALTH GROUP INC	Corporate bonds	2.700%	7/15/2020		40,419
	UNITEDHEALTH GROUP INC	Corporate bonds	3.350%	7/15/2022		138,084
	UNITEDHEALTH GROUP INC	Corporate bonds	4.625%	7/15/2035		88,240
	UNITEDHEALTH GROUP INC	Corporate bonds	4.750%	7/15/2045		15,799
	VENTAS REALTY LP	Corporate bonds	3.750%	5/1/2024		102,892
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.150%	3/15/2024		179,841
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.862%	8/21/2046		42,603
	VERIZON COMMUNICATIONS INC	Corporate bonds	5.012%	8/21/2054		154,735

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.400%	11/1/2034		249,110
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.272%	1/15/2036		58,682
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.000%	5/15/2037		245,113
	VIRGINIA ELECTRIC & POWER CO	Corporate bonds	6.350%	11/30/2037		25,584
	VISA INC	Corporate bonds	2.800%	12/14/2022		165,682
	VISA INC	Corporate bonds	3.150%	12/14/2025		160,198
	VISA INC	Corporate bonds	4.150%	12/14/2035		106,006
	VISA INC	Corporate bonds	4.300%	12/14/2045		25,364
	VOLKSWAGEN INTERNATIONAL 144A	Corporate bonds	1.125%	11/18/2016		543,346
	WALGREENS BOOTS ALLIANCE INC	Corporate bonds	4.800%	11/18/2044		49,752
	WAL-MART STORES INC	Corporate bonds	4.000%	4/11/2043		29,133
	WASTE MANAGEMENT INC	Corporate bonds	3.900%	3/1/2035		13,968
	WASTE MANAGEMENT INC	Corporate bonds	4.100%	3/1/2045		18,601
	WEA FINANCE LLC / WESTFIE 144A	Corporate bonds	1.750%	9/15/2017		431,268
	WELLS FARGO & CO	Corporate bonds	3.900%	5/1/2045		138,315
	WELLS FARGO & CO	Corporate bonds	4.300%	7/22/2027		81,723
	WELLS FARGO & CO	Corporate bonds	2.600%	7/22/2020		244,372
	WELLS FARGO & CO	Corporate bonds	4.900%	11/17/2045		50,446
	WELLS FARGO & CO	Corporate bonds	VAR RT	0.9464		244,851
	WILLIAMS PARTNERS LP	Corporate bonds	3.600%	3/15/2022		239,858
	WILLIAMS PARTNERS LP	Corporate bonds	4.500%	11/15/2023		24,282
	WILLIAMS PARTNERS LP	Corporate bonds	4.300%	3/4/2024		213,957
			Total Corporate Bonds			44,144,737

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FEDERAL HOME LN BK CONS BD	U.S. Government Agencies	5.500%	7/15/2036		467,634
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.750%	3/15/2031		34,405
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	6.250%	7/15/2032		130,683
	FEDERAL HOME LN MTG CORP	U.S. Government Agencies	1.200%	10/29/2018		838,829
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	9/15/2029		42,759
	FEDERAL HOME LN MTG CORP STRIP	U.S. Government Agencies	—%	3/15/2031		11,678
	FEDERAL NATL MTG ASSN	U.S. Government Agencies	1.000%	9/20/2017		1,002,786
	FEDERAL NATL MTG ASSN STRIP	U.S. Government Agencies	—%	5/15/2030		363,905
			Total U.S. Government Agencies			2,892,679

	CALIFORNIA ST HLTH FACS FING A	State and local obligations	5.000%	8/15/2052		44,371
	CALIFORNIA ST	State and local obligations	5.000%	9/1/2042		86,723
	LAS VEGAS VLY NV WTR DIST	State and local obligations	5.000%	6/1/2039		133,630
	MASSACHUSETTS ST SCH BLDG AUTH	State and local obligations	5.000%	10/15/2041		57,464
	MET SAINT LOUIS MO SWR DIST WS	State and local obligations	5.000%	5/1/2042		56,825
	NEW JERSEY ST HLTH CARE FACS F	State and local obligations	5.000%	7/1/2044		49,399
	NEW JERSEY ST TRANSPRTN TRUSTF	State and local obligations	5.000%	6/15/2036		246,750
	NEW YORK CITY NY MUNI WTR FINA	State and local obligations	5.000%	6/15/2047		90,599
	NEW YORK ST URBAN DEV CORP REV	State and local obligations	5.000%	3/15/2024		133,065
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.767%	5/15/2115		94,901
	UNIV OF CALIFORNIA CA REVENUES	State and local obligations	4.858%	5/15/2112		38,054
		Total State and Local Obligations				1,031,781

	FHLMC POOL #1B-8062	Agency mortgage backed securities	VAR RT	3/1/2041		28,302

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #2B-0646	Agency mortgage backed securities	VAR RT	7/1/2042		47,551
	FHLMC POOL #A7-1746	Agency mortgage backed securities	5.500%	1/1/2038		130,390
	FHLMC POOL #A8-1740	Agency mortgage backed securities	5.500%	9/1/2038		97,616
	FHLMC POOL #A9-0196	Agency mortgage backed securities	4.500%	12/1/2039		29,876
	FHLMC POOL #C0-3811	Agency mortgage backed securities	3.500%	4/1/2042		83,388
	FHLMC POOL #G0-1838	Agency mortgage backed securities	5.000%	7/1/2035		150,199
	FHLMC POOL #G0-1840	Agency mortgage backed securities	5.000%	7/1/2035		114,869
	FHLMC POOL #G0-7550	Agency mortgage backed securities	3.000%	8/1/2043		418,146
	FHLMC POOL #G0-7553	Agency mortgage backed securities	5.500%	6/1/2041		52,082
	FHLMC POOL #G0-7613	Agency mortgage backed securities	6.000%	4/1/2039		74,639
	FHLMC POOL #G0-7642	Agency mortgage backed securities	5.000%	10/1/2041		74,010
	FHLMC POOL #G0-7786	Agency mortgage backed securities	4.000%	8/1/2044		129,089
	FHLMC POOL #G0-7962	Agency mortgage backed securities	5.000%	11/1/2041		267,150
	FHLMC POOL #G0-8624	Agency mortgage backed securities	4.000%	1/1/2045		369,185
	FHLMC POOL #G0-8672	Agency mortgage backed securities	4.000%	10/1/2045		289,980
	FHLMC POOL #G1-4010	Agency mortgage backed securities	5.500%	5/1/2022		249,118
	FHLMC POOL #G1-5520	Agency mortgage backed securities	3.000%	7/1/2030		120,957
	FHLMC POOL #G6-0018	Agency mortgage backed securities	4.500%	12/1/2043		123,820
	FHLMC POOL #G6-0148	Agency mortgage backed securities	4.500%	7/1/2045		263,559
	FHLMC POOL #G6-0198	Agency mortgage backed securities	4.500%	9/1/2044		235,122
	FHLMC POOL #G6-0250	Agency mortgage backed securities	3.500%	10/1/2045		456,019
	FHLMC POOL #J0-0252	Agency mortgage backed securities	5.500%	10/1/2020		4,862
	FHLMC POOL #J0-0813	Agency mortgage backed securities	5.000%	12/1/2020		5,838
	FHLMC POOL #J0-2895	Agency mortgage backed securities	5.500%	6/1/2021		33,285

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #J0-3285	Agency mortgage backed securities	5.000%	8/1/2021		27,607
	FHLMC POOL #J0-3286	Agency mortgage backed securities	5.000%	9/1/2021		153,916
	FHLMC POOL #J0-5930	Agency mortgage backed securities	5.500%	3/1/2021		1,297
	FHLMC POOL #J3-1418	Agency mortgage backed securities	2.500%	5/1/2030		66,905
	FHLMC POOL #J3-1689	Agency mortgage backed securities	3.000%	5/1/2030		139,339
	FHLMC POOL #J3-2181	Agency mortgage backed securities	3.000%	7/1/2030		14,011
	FHLMC POOL #J3-2204	Agency mortgage backed securities	2.500%	7/1/2030		26,203
	FHLMC POOL #J3-2209	Agency mortgage backed securities	2.500%	7/1/2030		25,159
	FHLMC POOL #J3-2436	Agency mortgage backed securities	3.000%	8/1/2030		15,653
	FHLMC POOL #J3-2491	Agency mortgage backed securities	2.500%	7/1/2030		5,218
	FHLMC POOL #Q0-0804	Agency mortgage backed securities	4.500%	5/1/2041		67,578
	FHLMC POOL #Q0-0959	Agency mortgage backed securities	4.500%	5/1/2041		65,282
	FHLMC POOL #Q1-1909	Agency mortgage backed securities	3.500%	10/1/2042		16,227
	FHLMC POOL #Q1-2162	Agency mortgage backed securities	3.500%	8/1/2042		25,213
	FHLMC POOL #Q1-4866	Agency mortgage backed securities	3.000%	1/1/2043		85,303
	FHLMC POOL #Q1-6403	Agency mortgage backed securities	3.000%	3/1/2043		85,791
	FHLMC POOL #Q1-6567	Agency mortgage backed securities	3.000%	3/1/2043		83,654
	FHLMC POOL #Q1-6673	Agency mortgage backed securities	3.000%	3/1/2043		82,327
	FHLMC POOL #Q1-7095	Agency mortgage backed securities	3.000%	4/1/2043		82,031
	FHLMC POOL #Q2-0021	Agency mortgage backed securities	3.500%	7/1/2043		89,326
	FHLMC POOL #Q2-0206	Agency mortgage backed securities	3.500%	7/1/2043		85,748
	FHLMC POOL #Q2-4894	Agency mortgage backed securities	4.500%	2/1/2044		83,697
	FHLMC POOL #Q2-7375	Agency mortgage backed securities	4.500%	7/1/2044		54,572
	FHLMC POOL #Q2-9187	Agency mortgage backed securities	4.500%	10/1/2044		34,796

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FHLMC POOL #Q3-1644	Agency mortgage backed securities	4.000%	2/1/2045		1,429,034
	FHLMC POOL #Q3-5905	Agency mortgage backed securities	3.500%	8/1/2045		10,256
	FHLMC POOL #Q3-6302	Agency mortgage backed securities	3.500%	9/1/2045		15,361
	FHLMC POOL #Q3-6305	Agency mortgage backed securities	3.500%	9/1/2045		127,211
	FHLMC POOL #Q3-6965	Agency mortgage backed securities	3.500%	10/1/2045		154,061
	FHLMC POOL #Q3-6968	Agency mortgage backed securities	3.500%	10/1/2045		107,640
	FHLMC POOL #Q3-6972	Agency mortgage backed securities	4.000%	10/1/2045		163,083
	FHLMC POOL #V6-0696	Agency mortgage backed securities	3.000%	1/1/2030		32,400
	FHLMC POOL #V6-0724	Agency mortgage backed securities	3.000%	1/1/2030		47,702
	FHLMC POOL #V6-0770	Agency mortgage backed securities	2.500%	3/1/2030		64,004
	FHLMC POOL #V6-0796	Agency mortgage backed securities	2.500%	5/1/2030		97,804
	FHLMC POOL #V6-0840	Agency mortgage backed securities	3.000%	6/1/2030		183,304
	FHLMC POOL #V6-0886	Agency mortgage backed securities	2.500%	8/1/2030		107,952
	FHLMC POOL #V6-0902	Agency mortgage backed securities	2.500%	8/1/2030		77,902
	FHLMC POOL #V6-0903	Agency mortgage backed securities	2.500%	9/1/2030		79,351
	FHLMC POOL #V6-0904	Agency mortgage backed securities	2.500%	9/1/2030		161,568
	FHLMC POOL #V6-0905	Agency mortgage backed securities	2.500%	7/1/2030		7,134
	FHLMC POOL #V6-0908	Agency mortgage backed securities	3.000%	8/1/2030		165,156
	FHLMC POOL #V6-0909	Agency mortgage backed securities	3.000%	8/1/2030		24,834
	FHLMC POOL #V8-0169	Agency mortgage backed securities	3.000%	7/1/2043		353,791
	FHLMC POOL #V8-0355	Agency mortgage backed securities	3.500%	8/1/2043		88,808
	FNMA POOL #0254548	Agency mortgage backed securities	5.500%	12/1/2032		148,833
	FNMA POOL #0255316	Agency mortgage backed securities	5.000%	7/1/2019		17,643
	FNMA POOL #0555424	Agency mortgage backed securities	5.500%	5/1/2033		113,065

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0555591	Agency mortgage backed securities	5.500%	7/1/2033		49,009
	FNMA POOL #0676654	Agency mortgage backed securities	5.500%	1/1/2033		141,180
	FNMA POOL #0676661	Agency mortgage backed securities	5.500%	1/1/2033		102,266
	FNMA POOL #0735989	Agency mortgage backed securities	5.500%	2/1/2035		5,871
	FNMA POOL #0888601	Agency mortgage backed securities	5.500%	6/1/2020		55,658
	FNMA POOL #0889466	Agency mortgage backed securities	6.000%	5/1/2038		33,331
	FNMA POOL #0889529	Agency mortgage backed securities	6.000%	3/1/2038		14,046
	FNMA POOL #0889983	Agency mortgage backed securities	6.000%	10/1/2038		24,399
	FNMA POOL #0909353	Agency mortgage backed securities	5.500%	2/1/2022		112,075
	FNMA POOL #0987325	Agency mortgage backed securities	VAR RT	9/1/2038		57,175
	FNMA POOL #0995113	Agency mortgage backed securities	5.500%	9/1/2036		205,529
	FNMA POOL #0995320	Agency mortgage backed securities	4.500%	12/1/2020		100,194
	FNMA POOL #0995324	Agency mortgage backed securities	5.000%	12/1/2020		164,580
	FNMA POOL #0AB1226	Agency mortgage backed securities	4.500%	7/1/2040		15,518
	FNMA POOL #0AB3251	Agency mortgage backed securities	3.500%	7/1/2026		367,088
	FNMA POOL #0AB3314	Agency mortgage backed securities	4.500%	7/1/2041		14,191
	FNMA POOL #0AB4530	Agency mortgage backed securities	4.000%	2/1/2042		58,858
	FNMA POOL #0AB7271	Agency mortgage backed securities	3.000%	12/1/2042		76,281
	FNMA POOL #0AB7425	Agency mortgage backed securities	3.000%	12/1/2042		62,823
	FNMA POOL #0AB7458	Agency mortgage backed securities	3.000%	1/1/2043		79,393
	FNMA POOL #0AB7497	Agency mortgage backed securities	3.000%	1/1/2043		78,427
	FNMA POOL #0AB7567	Agency mortgage backed securities	3.000%	1/1/2043		79,297
	FNMA POOL #0AB7755	Agency mortgage backed securities	3.000%	1/1/2043		84,522
	FNMA POOL #0AB7762	Agency mortgage backed securities	3.000%	2/1/2043		70,828

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AB8558	Agency mortgage backed securities	3.000%	2/1/2043		70,820
	FNMA POOL #0AB8701	Agency mortgage backed securities	3.000%	3/1/2043		105,049
	FNMA POOL #0AB8712	Agency mortgage backed securities	3.000%	3/1/2043		24,531
	FNMA POOL #0AB8830	Agency mortgage backed securities	3.000%	3/1/2043		65,348
	FNMA POOL #0AB8923	Agency mortgage backed securities	3.000%	4/1/2043		83,592
	FNMA POOL #0AB8924	Agency mortgage backed securities	3.000%	4/1/2043		81,499
	FNMA POOL #0AB9016	Agency mortgage backed securities	3.000%	4/1/2043		80,568
	FNMA POOL #0AB9173	Agency mortgage backed securities	3.000%	5/1/2043		83,715
	FNMA POOL #0AB9341	Agency mortgage backed securities	3.000%	5/1/2043		236,231
	FNMA POOL #0AB9462	Agency mortgage backed securities	3.000%	5/1/2043		111,529
	FNMA POOL #0AB9662	Agency mortgage backed securities	3.000%	6/1/2043		138,533
	FNMA POOL #0AC1876	Agency mortgage backed securities	4.000%	9/1/2039		1,950,701
	FNMA POOL #0AC9312	Agency mortgage backed securities	4.000%	10/1/2041		34,759
	FNMA POOL #0AD0454	Agency mortgage backed securities	5.000%	11/1/2021		57,179
	FNMA POOL #0AD7992	Agency mortgage backed securities	4.500%	7/1/2040		58,447
	FNMA POOL #0AD8036	Agency mortgage backed securities	4.500%	8/1/2040		144,876
	FNMA POOL #0AE0096	Agency mortgage backed securities	5.500%	7/1/2025		192,704
	FNMA POOL #0AE0812	Agency mortgage backed securities	5.000%	7/1/2025		220,625
	FNMA POOL #0AE0823	Agency mortgage backed securities	6.000%	9/1/2040		15,335
	FNMA POOL #0AE0919	Agency mortgage backed securities	5.000%	5/1/2021		138,841
	FNMA POOL #0AH6958	Agency mortgage backed securities	VAR RT	2/1/2041		27,580
	FNMA POOL #0AL0533	Agency mortgage backed securities	VAR RT	7/1/2041		91,982
	FNMA POOL #0AL1704	Agency mortgage backed securities	6.500%	5/1/2040		137,380
	FNMA POOL #0AL1938	Agency mortgage backed securities	4.000%	12/1/2026		117,724

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL2482	Agency mortgage backed securities	4.500%	9/1/2042		49,181
	FNMA POOL #0AL2499	Agency mortgage backed securities	4.500%	1/1/2042		1,326,543
	FNMA POOL #0AL2683	Agency mortgage backed securities	4.000%	9/1/2026		160,653
	FNMA POOL #0AL2935	Agency mortgage backed securities	3.500%	2/1/2043		86,655
	FNMA POOL #0AL3162	Agency mortgage backed securities	3.000%	2/1/2043		244,572
	FNMA POOL #0AL3597	Agency mortgage backed securities	4.000%	1/1/2043		148,183
	FNMA POOL #0AL3759	Agency mortgage backed securities	3.000%	5/1/2043		82,151
	FNMA POOL #0AL4009	Agency mortgage backed securities	3.500%	7/1/2043		344,721
	FNMA POOL #0AL4010	Agency mortgage backed securities	3.500%	7/1/2043		135,389
	FNMA POOL #0AL4014	Agency mortgage backed securities	3.500%	7/1/2043		340,292
	FNMA POOL #0AL4141	Agency mortgage backed securities	6.000%	4/1/2040		151,822
	FNMA POOL #0AL4142	Agency mortgage backed securities	6.000%	6/1/2041		55,257
	FNMA POOL #0AL4244	Agency mortgage backed securities	4.000%	7/1/2042		211,047
	FNMA POOL #0AL4682	Agency mortgage backed securities	3.500%	12/1/2043		87,212
	FNMA POOL #0AL4922	Agency mortgage backed securities	3.500%	2/1/2029		84,400
	FNMA POOL #0AL5097	Agency mortgage backed securities	4.500%	9/1/2043		285,217
	FNMA POOL #0AL5231	Agency mortgage backed securities	4.500%	9/1/2042		175,875
	FNMA POOL #0AL5601	Agency mortgage backed securities	4.000%	8/1/2044		763,213
	FNMA POOL #0AL5884	Agency mortgage backed securities	3.500%	8/1/2029		277,669
	FNMA POOL #0AL5956	Agency mortgage backed securities	4.000%	5/1/2027		304,885
	FNMA POOL #0AL6144	Agency mortgage backed securities	3.000%	1/1/2030		394,686
	FNMA POOL #0AL6302	Agency mortgage backed securities	4.500%	10/1/2041		168,111
	FNMA POOL #0AL6583	Agency mortgage backed securities	3.000%	3/1/2030		98,651
	FNMA POOL #0AL6584	Agency mortgage backed securities	3.000%	4/1/2030		83,135

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AL6626	Agency mortgage backed securities	4.000%	12/1/2042		92,775
	FNMA POOL #0AL6761	Agency mortgage backed securities	3.000%	5/1/2030		48,632
	FNMA POOL #0AL7139	Agency mortgage backed securities	3.000%	7/1/2030		65,708
	FNMA POOL #0AL7225	Agency mortgage backed securities	3.000%	8/1/2030		120,489
	FNMA POOL #0AL7227	Agency mortgage backed securities	3.000%	8/1/2030		108,973
	FNMA POOL #0AL7369	Agency mortgage backed securities	4.000%	1/1/2043		107,405
	FNMA POOL #0AL7442	Agency mortgage backed securities	4.000%	10/1/2045		55,024
	FNMA POOL #0AL7443	Agency mortgage backed securities	4.000%	10/1/2045		76,267
	FNMA POOL #0AL7577	Agency mortgage backed securities	4.000%	10/1/2043		79,649
	FNMA POOL #0AO6482	Agency mortgage backed securities	VAR RT	7/1/2042		20,626
	FNMA POOL #0AP0006	Agency mortgage backed securities	VAR RT	7/1/2042		60,623
	FNMA POOL #0AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		67,750
	FNMA POOL #0AR3218	Agency mortgage backed securities	3.500%	4/1/2043		93,775
	FNMA POOL #0AR7568	Agency mortgage backed securities	3.000%	3/1/2043		46,526
	FNMA POOL #0AR7576	Agency mortgage backed securities	3.000%	3/1/2043		77,685
	FNMA POOL #0AR8630	Agency mortgage backed securities	3.000%	4/1/2043		84,991
	FNMA POOL #0AR9194	Agency mortgage backed securities	3.000%	3/1/2043		117,140
	FNMA POOL #0AR9218	Agency mortgage backed securities	3.000%	3/1/2043		76,649
	FNMA POOL #0AS0209	Agency mortgage backed securities	3.500%	8/1/2043		86,377
	FNMA POOL #0AS1453	Agency mortgage backed securities	3.500%	1/1/2044		34,293
	FNMA POOL #0AS1539	Agency mortgage backed securities	3.500%	1/1/2044		54,792
	FNMA POOL #0AS2488	Agency mortgage backed securities	4.000%	5/1/2044		36,996
	FNMA POOL #0AS2591	Agency mortgage backed securities	3.500%	6/1/2044		20,211
	FNMA POOL #0AS2676	Agency mortgage backed securities	3.000%	6/1/2029		88,808

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS3031	Agency mortgage backed securities	3.500%	8/1/2044		56,708
	FNMA POOL #0AS3034	Agency mortgage backed securities	3.500%	8/1/2044		35,898
	FNMA POOL #0AS3220	Agency mortgage backed securities	3.000%	9/1/2029		88,442
	FNMA POOL #0AS3355	Agency mortgage backed securities	3.000%	9/1/2029		65,170
	FNMA POOL #0AS4552	Agency mortgage backed securities	3.500%	3/1/2045		265,960
	FNMA POOL #0AS4570	Agency mortgage backed securities	3.500%	3/1/2045		95,962
	FNMA POOL #0AS4696	Agency mortgage backed securities	3.500%	4/1/2045		268,331
	FNMA POOL #0AS5093	Agency mortgage backed securities	2.5000%	6/1/2030		69,378
	FNMA POOL #0AS5147	Agency mortgage backed securities	2.500%	6/1/2030		45,505
	FNMA POOL #0AS5176	Agency mortgage backed securities	3.500%	6/1/2045		116,246
	FNMA POOL #0AS5312	Agency mortgage backed securities	3.500%	7/1/2045		277,470
	FNMA POOL #0AS5365	Agency mortgage backed securities	3.500%	7/1/2045		278,116
	FNMA POOL #0AS5407	Agency mortgage backed securities	2.500%	7/1/2030		106,016
	FNMA POOL #0AS5548	Agency mortgage backed securities	2.500%	8/1/2030		47,869
	FNMA POOL #0AS5551	Agency mortgage backed securities	2.500%	8/1/2030		47,708
	FNMA POOL #0AS5614	Agency mortgage backed securities	2.500%	8/1/2030		64,857
	FNMA POOL #0AS5616	Agency mortgage backed securities	2.500%	8/1/2030		126,285
	FNMA POOL #0AS5618	Agency mortgage backed securities	2.500%	8/1/2030		52,154
	FNMA POOL #0AS5622	Agency mortgage backed securities	3.000%	8/1/2030		90,685
	FNMA POOL #0AS5623	Agency mortgage backed securities	3.000%	8/1/2030		90,817
	FNMA POOL #0AS5707	Agency mortgage backed securities	3.500%	8/1/2030		17,842
	FNMA POOL #0AS5708	Agency mortgage backed securities	3.500%	8/1/2030		72,326
	FNMA POOL #0AS5714	Agency mortgage backed securities	3.000%	9/1/2030		62,271
	FNMA POOL #0AS5728	Agency mortgage backed securities	3.000%	9/1/2030		85,459

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AS5786	Agency mortgage backed securities	2.500%	9/1/2030		58,507
	FNMA POOL #0AS5872	Agency mortgage backed securities	2.500%	9/1/2030		70,469
	FNMA POOL #0AS5949	Agency mortgage backed securities	4.000%	10/1/2045		151,396
	FNMA POOL #0AS5952	Agency mortgage backed securities	4.500%	10/1/2045		146,417
	FNMA POOL #0AS6008	Agency mortgage backed securities	4.000%	10/1/2045		167,850
	FNMA POOL #0AS6009	Agency mortgage backed securities	4.000%	10/1/2045		123,680
	FNMA POOL #0AS6115	Agency mortgage backed securities	2.500%	11/1/2030		69,954
	FNMA POOL #0AS6116	Agency mortgage backed securities	2.500%	11/1/2030		69,794
	FNMA POOL #0AT2037	Agency mortgage backed securities	3.000%	4/1/2043		34,640
	FNMA POOL #0AT2040	Agency mortgage backed securities	3.000%	4/1/2043		75,930
	FNMA POOL #0AT2043	Agency mortgage backed securities	3.000%	4/1/2043		85,764
	FNMA POOL #0AT2719	Agency mortgage backed securities	3.000%	5/1/2043		161,596
	FNMA POOL #0AT4327	Agency mortgage backed securities	3.500%	7/1/2043		92,754
	FNMA POOL #0AT6321	Agency mortgage backed securities	3.500%	6/1/2043		86,246
	FNMA POOL #0AT6654	Agency mortgage backed securities	3.000%	5/1/2043		81,189
	FNMA POOL #0AT7333	Agency mortgage backed securities	3.500%	8/1/2043		21,771
	FNMA POOL #0AT7676	Agency mortgage backed securities	3.000%	6/1/2043		38,660
	FNMA POOL #0AT7940	Agency mortgage backed securities	3.500%	7/1/2043		91,796
	FNMA POOL #0AT8464	Agency mortgage backed securities	3.500%	7/1/2043		80,212
	FNMA POOL #0AU0613	Agency mortgage backed securities	3.500%	8/1/2043		89,161
	FNMA POOL #0AU1633	Agency mortgage backed securities	3.500%	7/1/2043		192,027
	FNMA POOL #0AU3032	Agency mortgage backed securities	3.500%	8/1/2043		22,564
	FNMA POOL #0AV8876	Agency mortgage backed securities	4.000%	12/1/2044		98,917
	FNMA POOL #0AW0391	Agency mortgage backed securities	3.500%	4/1/2029		93,617

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AW0937	Agency mortgage backed securities	3.000%	4/1/2029		85,555
	FNMA POOL #0AW1007	Agency mortgage backed securities	4.000%	5/1/2044		58,850
	FNMA POOL #0AW1247	Agency mortgage backed securities	3.000%	5/1/2029		89,287
	FNMA POOL #0AW4287	Agency mortgage backed securities	3.500%	8/1/2044		22,890
	FNMA POOL #0AW7055	Agency mortgage backed securities	4.000%	7/1/2044		47,981
	FNMA POOL #0AW8188	Agency mortgage backed securities	3.500%	9/1/2044		46,146
	FNMA POOL #0AW8191	Agency mortgage backed securities	3.500%	9/1/2044		47,737
	FNMA POOL #0AX3298	Agency mortgage backed securities	3.000%	8/1/2030		17,214
	FNMA POOL #0AX8713	Agency mortgage backed securities	4.000%	1/1/2045		102,849
	FNMA POOL #0AX9700	Agency mortgage backed securities	3.000%	7/1/2030		22,320
	FNMA POOL #0AX9701	Agency mortgage backed securities	3.000%	7/1/2030		68,000
	FNMA POOL #0AY0808	Agency mortgage backed securities	3.500%	4/1/2045		1,358,746
	FNMA POOL #0AY0828	Agency mortgage backed securities	2.500%	5/1/2030		32,373
	FNMA POOL #0AY3416	Agency mortgage backed securities	2.500%	4/1/2030		66,162
	FNMA POOL #0AY8218	Agency mortgage backed securities	4.000%	5/1/2045		52,229
	FNMA POOL #0AY8440	Agency mortgage backed securities	2.500%	8/1/2030		2,176,656
	FNMA POOL #0AY9770	Agency mortgage backed securities	4.000%	5/1/2045		104,900
	FNMA POOL #0AZ2170	Agency mortgage backed securities	2.500%	7/1/2030		29,193
	FNMA POOL #0AZ2297	Agency mortgage backed securities	3.000%	7/1/2030		13,664
	FNMA POOL #0AZ4777	Agency mortgage backed securities	3.500%	10/1/2045		117,686
	FNMA POOL #0AZ4782	Agency mortgage backed securities	4.000%	10/1/2045		206,255
	FNMA POOL #0AZ4838	Agency mortgage backed securities	3.500%	8/1/2045		4,110
	FNMA POOL #0AZ4844	Agency mortgage backed securities	3.500%	8/1/2045		5,915
	FNMA POOL #0AZ5719	Agency mortgage backed securities	3.000%	9/1/2030		38,595

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	FNMA POOL #0AZ7833	Agency mortgage backed securities	3.000%	8/1/2030		19,009
	FNMA POOL #0AZ8597	Agency mortgage backed securities	3.000%	8/1/2030		8,396
	FNMA POOL #0AZ9243	Agency mortgage backed securities	4.000%	10/1/2045		22,295
	FNMA POOL #0AZ9244	Agency mortgage backed securities	4.000%	10/1/2045		27,399
	FNMA POOL #0BA2877	Agency mortgage backed securities	4.000%	10/1/2045		29,432
	FNMA POOL #0BA2878	Agency mortgage backed securities	4.000%	10/1/2045		29,283
	FNMA POOL #0BA2879	Agency mortgage backed securities	4.000%	10/1/2045		31,213
	FNMA GTD REMIC P/T	Agency mortgage backed securities	VAR RT	12/27/2022		158,258
	FNMA GTD REMIC P/T 02-T6 A1	Agency mortgage backed securities	3.310%	2/25/2032		15,625
	FNMA GTD REMIC P/T 14-58 VM	Agency mortgage backed securities	4.000%	8/25/2033		332,473
	GNMA POOL #0499416	Agency mortgage backed securities	6.000%	2/15/2029		614
	GNMA POOL #0615516	Agency mortgage backed securities	4.500%	9/15/2033		23,077
	GNMA POOL #0689835	Agency mortgage backed securities	6.500%	8/15/2038		3,695
	GNMA POOL #0728627	Agency mortgage backed securities	4.500%	1/15/2040		27,223
	GNMA POOL #0738019	Agency mortgage backed securities	4.500%	2/15/2041		26,604
	GNMA POOL #0745793	Agency mortgage backed securities	4.500%	7/15/2040		55,444
	GNMA POOL #0759138	Agency mortgage backed securities	4.000%	1/15/2041		100,818
	GNMA POOL #0762838	Agency mortgage backed securities	4.000%	3/15/2041		71,542
	GNMA POOL #0781590	Agency mortgage backed securities	5.500%	4/15/2033		6,931
	GNMA POOL #0782510	Agency mortgage backed securities	6.500%	12/15/2038		20,180
	GNMA POOL #0782557	Agency mortgage backed securities	5.000%	1/15/2039		117,003
	GNMA POOL #0782619	Agency mortgage backed securities	5.000%	4/15/2039		93,158
	GNMA POOL #0782958	Agency mortgage backed securities	5.000%	5/15/2040		48,493
	GNMA POOL #0783571	Agency mortgage backed securities	5.000%	12/15/2033		44,556

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA POOL #0783609	Agency mortgage backed securities	4.500%	10/15/2040		168,088
	GNMA POOL #0783610	Agency mortgage backed securities	4.500%	11/15/2041		105,558
	GNMA II POOL #0004223	Agency mortgage backed securities	6.500%	8/20/2038		25,365
	GNMA II POOL #0004292	Agency mortgage backed securities	6.500%	11/20/2038		9,478
	GNMA II POOL #0004559	Agency mortgage backed securities	5.000%	10/20/2039		350,210
	GNMA II POOL #0004598	Agency mortgage backed securities	4.500%	12/20/2039		10,252
	GNMA II POOL #0004617	Agency mortgage backed securities	4.500%	1/20/2040		12,352
	GNMA II POOL #0004636	Agency mortgage backed securities	4.500%	2/20/2040		10,071
	GNMA II POOL #0004696	Agency mortgage backed securities	4.500%	5/20/2040		714
	GNMA II POOL #0004771	Agency mortgage backed securities	4.500%	8/20/2040		24,310
	GNMA II POOL #0004800	Agency mortgage backed securities	4.000%	9/20/2040		10,805
	GNMA II POOL #0004833	Agency mortgage backed securities	4.000%	10/20/2040		11,674
	GNMA II POOL #0004882	Agency mortgage backed securities	4.000%	12/20/2040		119,631
	GNMA II POOL #0004922	Agency mortgage backed securities	4.000%	1/20/2041		80,218
	GNMA II POOL #0005018	Agency mortgage backed securities	5.000%	4/20/2041		27,913
	GNMA II POOL #0005056	Agency mortgage backed securities	5.000%	5/20/2041		7,459
	GNMA II POOL #0005083	Agency mortgage backed securities	5.000%	6/20/2041		45,202
	GNMA II POOL #0005115	Agency mortgage backed securities	4.500%	7/20/2041		373,969
	GNMA II POOL #0005116	Agency mortgage backed securities	5.000%	7/20/2041		39,778
	GNMA II POOL #0783584	Agency mortgage backed securities	4.500%	7/20/2041		58,783
	GNMA II POOL #0783590	Agency mortgage backed securities	4.500%	6/20/2041		72,109
	GNMA II POOL #0A3034S	Agency mortgage backed securities	3.500%	8/20/2045		3,227,100
	GNMA II POOL #0MA1678	Agency mortgage backed securities	4.000%	2/20/2044		1,335,903
	GNMA II POOL #0MA2960	Agency mortgage backed securities	3.000%	7/20/2045		1,516,644

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GNMA II POOL #0MA3104	Agency mortgage backed securities	3.000%	8/20/2045		744,795
	GNMA II POOL #0MA3173	Agency mortgage backed securities	3.500%	10/20/2045		281,499
			Total agency mortgage backed securities			42,677,873

	ALLY AUTO RECEIVABLES TRU 3 A2	Asset and other mortgage backed securities	0.810%	9/15/2017		220,158
	AMERICAN CREDIT ACCEP 1 A 144A	Asset and other mortgage backed securities	1.430%	8/12/2019		205,745
	AMERICAN EXPRESS CREDIT AC 2 A	Asset and other mortgage backed securities	1.260%	1/15/2020		449,087
	AMERICREDIT AUTOMOBILE R 4 A2A	Asset and other mortgage backed securities	0.720%	4/9/2018		180,743
	AMERICREDIT AUTOMOBILE RE 2 A3	Asset and other mortgage backed securities	0.940%	2/8/2019		169,392
	AMERICREDIT AUTOMOBILE REC 2 C	Asset and other mortgage backed securities	2.640%	10/10/2017		142,928
	ARI FLEET LEASE TRUST B A 144A	Asset and other mortgage backed securities	VAR RT	1/15/2021		90,974
	BAMLL COMMERCIAL M 200P B 144A	Asset and other mortgage backed securities	3.490%	4/14/2033		391,864
	BANC OF AMERICA COMMER UBS7 XA	Asset and other mortgage backed securities	VAR RT	9/15/2048		241,977
	BANC OF AMERICA COMMERCI 3 A1A	Asset and other mortgage backed securities	VAR RT	6/10/2049		229,833
	BANC OF AMERICA COMMERCI 4 A1A	Asset and other mortgage backed securities	VAR RT	2/10/2051		277,598
	BANC OF AMERICA COMMERCIA 4 AM	Asset and other mortgage backed securities	5.675%	7/10/2046		173,546
	BEAR STEARNS ALT-A TRUST 13 A1	Asset and other mortgage backed securities	VAR RT	11/25/2034		70,674
	BEAR STEARNS ARM TRUST 20 7 4A	Asset and other mortgage backed securities	VAR RT	10/25/2034		24,643
	BEAR STEARNS COMMERCI PW17 A1A	Asset and other mortgage backed securities	VAR RT	6/11/2050		268,746
	CABELA'S CREDIT CARD MAS 1A A1	Asset and other mortgage backed securities	2.260%	3/15/2023		272,932
	CAPITAL AUTO RECEIVABLES 1 A3	Asset and other mortgage backed securities	0.790%	6/20/2017		27,379
	CDGJ COMMERCIAL MO BXCH A 144A	Asset and other mortgage backed securities	VAR RT	12/15/2027		283,212
	CGBAM COMMERCIAL M SMRT B 144A	Asset and other mortgage backed securities	3.213%	4/10/2028		573,231
	CHASE ISSUANCE TRUST A1 A1	Asset and other mortgage backed securities	1.150%	1/15/2019		114,911

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CHASE ISSUANCE TRUST A4 A4	Asset and other mortgage backed securities	1.580%	8/16/2021		418,564
	CHASE ISSUANCE TRUST A6 A6	Asset and other mortgage backed securities	1.260%	7/15/2019		693,546
	CHRYSLER CAPITAL AUT AA B 144A	Asset and other mortgage backed securities	1.760%	8/15/2019		499,372
	CITIBANK CREDIT CARD ISS A1 A1	Asset and other mortgage backed securities	2.880%	1/23/2023		260,391
	CITIBANK CREDIT CARD ISS A8 A8	Asset and other mortgage backed securities	5.650%	9/20/2019		640,956
	CITIGROUP COMMERCI 388G A 144A	Asset and other mortgage backed securities	VAR RT	6/15/2033		747,152
	CITIGROUP COMMERCIAL MO C6 A1A	Asset and other mortgage backed securities	VAR RT	12/10/2049		651,791
	CITIGROUP COMMERCIAL MOR P1 XA	Asset and other mortgage backed securities	VAR RT	9/15/2048		295,831
	CNH EQUIPMENT TRUST 2013- A A3	Asset and other mortgage backed securities	0.690%	6/15/2018		140,611
	COMM 2012-9W57 MOR 9W57 A 144A	Asset and other mortgage backed securities	2.365%	2/10/2029		362,349
	COMM 2013-GAM GAM A2 144A	Asset and other mortgage backed securities	3.367%	2/10/2028		181,367
	COMM 2013-LC6 MORTGAGE LC6 XA	Asset and other mortgage backed securities	VAR RT	1/10/2046		189,663
	COMM 2014-FL5 MORTG FL5 A 144A	Asset and other mortgage backed securities	VAR RT	10/15/2031		228,913
	COMM 2014-LC15 MORTGAG LC15 A4	Asset and other mortgage backed securities	4.006%	4/10/2047		67,983
	COMM 2014-PAT MORTG PAT A 144A	Asset and other mortgage backed securities	VAR RT	8/13/2027		374,287
	COMM 2014-TWC MORTG TWC A 144A	Asset and other mortgage backed securities	VAR RT	2/13/2032		182,893
	COMM 2015-3BP MORTG 3BP A 144A	Asset and other mortgage backed securities	3.178%	2/10/2035		264,585
	COMM 2015-CCRE25 MORTGA CR25 C	Asset and other mortgage backed securities	VAR RT	8/10/2048		278,590
	COMM 2015-DC1 MORTGAGE DC1 A5	Asset and other mortgage backed securities	3.350%	2/10/2048		84,231
	COMM 2015-LC21 MORTGAG LC21 XA	Asset and other mortgage backed securities	VAR RT	7/10/2048		301,374
	COMMERCIAL MORTGAG LTRT B 144A	Asset and other mortgage backed securities	3.800%	10/5/2030		211,193
	COMMERCIAL MORTGAGE PAS CR3 A1	Asset and other mortgage backed securities	0.666%	10/15/2045		128,882
	CORE INDUSTRIAL T WEST XA 144A	Asset and other mortgage backed securities	VAR RT	2/10/2037		306,590
	CORE INDUSTRIAL TR WEST A 144A	Asset and other mortgage backed securities	3.292%	2/10/2037		162,148

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	CREDIT ACCEPTANCE AU 1A A 144A	Asset and other mortgage backed securities	2.000%	7/15/2022		664,442
	CREDIT ACCEPTANCE AU 2A A 144A	Asset and other mortgage backed securities	1.880%	3/15/2022		706,661
	CREDIT ACCEPTANCE AU 2A C 144A	Asset and other mortgage backed securities	3.7600%	2/15/2024		386,234
	CREDIT SUISSE COMMERCIAL C1 AJ	Asset and other mortgage backed securities	VAR RT	2/15/2039		153,878
	CREDIT SUISSE COMMERCIAL C5 AM	Asset and other mortgage backed securities	5.343%	12/15/2039		249,849
	CSMC TRUST 2015-GL GLPB A 144A	Asset and other mortgage backed securities	3.639%	11/15/2034		395,166
	DBRR 2013-EZ3 TRUST EZ3 A 144A	Asset and other mortgage backed securities	VAR RT	12/18/2049		180,043
	DBUBS 2011-LC1 MO LC1A A2 144A	Asset and other mortgage backed securities	4.528%	11/10/2046		466,524
	DRIVE AUTO RECEIVA BA A2A 144A	Asset and other mortgage backed securities	0.930%	12/15/2017		333,632
	DRIVE AUTO RECEIVAB AA A2 144A	Asset and other mortgage backed securities	1.010%	11/15/2017		94,562
	FHLMC MULTICLASS MTG K050 A2	Asset and other mortgage backed securities	VAR RT	8/25/2025		337,636
	FIRST INVESTORS AUT 1A A2 144A	Asset and other mortgage backed securities	0.900%	10/15/2018		16,793
	FORD CREDIT AUTO OWNER TR C A2	Asset and other mortgage backed securities	0.610%	8/15/2017		98,064
	FORD CREDIT FLOORPLAN MAS 1 A1	Asset and other mortgage backed securities	0.850%	1/15/2018		459,971
	FORD CREDIT FLOORPLAN MAST 2 A	Asset and other mortgage backed securities	1.9200%	1/15/2019		718,431
	GAHR COMMERCIAL NRF AFL1 144A	Asset and other mortgage backed securities	VAR RT	12/15/2016		383,684
	GE COMMERCIAL MORTGAGE C1 A1A	Asset and other mortgage backed securities	VAR RT	12/10/2049		214,677
	GS MORTGAGE SECURITIES GC18 A4	Asset and other mortgage backed securities	4.074%	1/10/2047		116,448
	GS MORTGAGE SECURITIES GC22 B	Asset and other mortgage backed securities	VAR RT	6/10/2047		137,078
	GS MORTGAGE SECURITIES GC22 C	Asset and other mortgage backed securities	VAR RT	6/10/2047		133,859
	GS MORTGAGE SECURITIES GC5 A2	Asset and other mortgage backed securities	2.999%	8/10/2044		108,803
	HILTON USA TRUST HLT AFX 144A	Asset and other mortgage backed securities	2.662%	11/5/2030		175,131
	IFC SBA LOAN-BACKED A 1 A 144A	Asset and other mortgage backed securities	VAR RT	1/15/2024		31,803
	INVITATION HOMES 2 SFR3 A 144A	Asset and other mortgage backed securities	VAR RT	8/17/2032		546,989

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	JP MORGAN CHASE CBX A4FL 144A	Asset and other mortgage backed securities	VAR RT	6/15/2045		497,076
	JP MORGAN CHASE CO CSMO A 144A	Asset and other mortgage backed securities	VAR RT	1/15/2032		198,939
	JP MORGAN CHASE COM FL6 A 144A	Asset and other mortgage backed securities	VAR RT	11/15/2031		243,617
	JP MORGAN CHASE COMME CB18 A1A	Asset and other mortgage backed securities	VAR RT	6/12/2047		346,879
	JP MORGAN CHASE COMMERCI JP1 C	Asset and other mortgage backed securities	VAR RT	1/15/2049		213,841
	LB-UBS COMMERCIAL MORTG C2 A1A	Asset and other mortgage backed securities	5.387%	2/15/2040		338,539
	LB-UBS COMMERCIAL MORTGA C1 AM	Asset and other mortgage backed securities	5.455%	2/15/2040		185,499
	MERRILL LYNCH MORTGAGE C1 ASB	Asset and other mortgage backed securities	VAR RT	6/12/2050		237,744
	ML-CFC COMMERCIAL MORTGA 4 A1A	Asset and other mortgage backed securities	5.166%	12/12/2049		120,004
	ML-CFC COMMERCIAL MORTGAG 4 AM	Asset and other mortgage backed securities	5.204%	12/12/2049		138,547
	MORGAN STANLEY BANK OF C24 A3	Asset and other mortgage backed securities	3.479%	5/15/2048		416,536
	MORGAN STANLEY BANK OF C25 XA	Asset and other mortgage backed securities	VAR RT	10/15/2048		251,213
	MORGAN STANLEY CAPITA HQ11 A1A	Asset and other mortgage backed securities	VAR RT	2/12/2044		232,118
	MORGAN STANLEY CAPITA HQ9 A4FL	Asset and other mortgage backed securities	VAR RT	7/12/2044		270,251
	MORGAN STANLEY CAPITA IQ12 A1A	Asset and other mortgage backed securities	5.319%	12/15/2043		2,345
	MORGAN STANLEY CAPITA IQ14 A1A	Asset and other mortgage backed securities	VAR RT	4/15/2049		170,409
	MORGAN STANLEY CAPITAL HQ10 A4	Asset and other mortgage backed securities	5.328%	11/12/2041		472
	MORGAN STANLEY CAPITAL HQ9 AM	Asset and other mortgage backed securities	VAR RT	7/12/2044		339,118
	MORGAN STANLEY CAPITAL IQ14 A4	Asset and other mortgage backed securities	VAR RT	4/15/2049		620,503
	MORGAN STANLEY REREM XA A 144A	Asset and other mortgage backed securities	2.000%	7/27/2049		302,119
	NAVIENT PRIVATE EDU AA A1 144A	Asset and other mortgage backed securities	VAR RT	5/16/2022		124,835
	NAVIENT PRIVATE EDU AA A1 144A	Asset and other mortgage backed securities	VAR RT	12/15/2021		170,489
	NAVIENT PRIVATE EDU CTA A 144A	Asset and other mortgage backed securities	VAR RT	9/16/2024		83,139
	NEXTGEAR FLOORPLAN M 1A A 144A	Asset and other mortgage backed securities	1.920%	10/15/2019		218,083

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	ONEMAIN FINANCIAL IS 1A A 144A	Asset and other mortgage backed securities	2.430%	6/18/2024		234,189
	ONEMAIN FINANCIAL IS 1A A 144A	Asset and other mortgage backed securities	3.190%	3/18/2026		889,451
	ONEMAIN FINANCIAL IS 2A A 144A	Asset and other mortgage backed securities	2.470%	9/18/2024		1,182,666
	PRESTIGE AUTO RECEI 1A A3 144A	Asset and other mortgage backed securities	1.330%	5/15/2019		96,633
	PRESTIGE AUTO RECEI 1A A3 144A	Asset and other mortgage backed securities	1.520%	4/15/2020		348,999
	RBSCF TRUST 2009- RR2 WBB 144A	Asset and other mortgage backed securities	VAR RT	2/16/2051		114,030
	SANTANDER DRIVE AUTO 2A E 144A	Asset and other mortgage backed securities	5.950%	4/15/2019		899,754
	SANTANDER DRIVE AUTO A B 144A	Asset and other mortgage backed securities	1.890%	10/15/2019		339,288
	SANTANDER DRIVE AUTO AA C 144A	Asset and other mortgage backed securities	1.780%	11/15/2018		394,316
	SANTANDER DRIVE AUTO REC 4 A2A	Asset and other mortgage backed securities	0.670%	1/16/2018		57,135
	SANTANDER DRIVE AUTO REC 5 A2A	Asset and other mortgage backed securities	0.720%	4/16/2018		127,879
	SANTANDER DRIVE AUTO REC 5 A2A	Asset and other mortgage backed securities	1.120%	12/17/2018		602,675
	SANTANDER DRIVE AUTO RECEI 1 B	Asset and other mortgage backed securities	1.160%	1/15/2019		85,258
	SANTANDER DRIVE AUTO RECEI 1 C	Asset and other mortgage backed securities	3.780%	11/15/2017		5,656
	SANTANDER DRIVE AUTO RECEI 3 C	Asset and other mortgage backed securities	1.810%	4/15/2019		319,659
	SANTANDER DRIVE AUTO RECEI 3 E	Asset and other mortgage backed securities	5.130%	6/17/2019		649,000
	SANTANDER DRIVE AUTO RECEI 5 B	Asset and other mortgage backed securities	1.550%	10/15/2018		250,793
	SFAVE COMMERCIAL 5AVE A2A 144A	Asset and other mortgage backed securities	VAR RT	1/5/2035		189,453
	SLM PRIVATE CREDIT STUDEN B A2	Asset and other mortgage backed securities	VAR RT	6/15/2021		104,493
	SLM PRIVATE EDUCATI A A2A 144A	Asset and other mortgage backed securities	1.770%	5/17/2027		146,705
	SLM PRIVATE EDUCATI A A2B 144A	Asset and other mortgage backed securities	VAR RT	5/17/2027		282,779
	SLM PRIVATE EDUCATI B A2B 144A	Asset and other mortgage backed securities	VAR RT	6/17/2030		361,079
	SLM PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities	VAR RT	8/15/2025		116,404
	SLM PRIVATE EDUCATIO A A1 144A	Asset and other mortgage backed securities	VAR RT	7/15/2022		81,740

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	SLM PRIVATE EDUCATIO C A1 144A	Asset and other mortgage backed securities	VAR RT	2/15/2022		206,359
	SLM PRIVATE EDUCATIO C A2 144A	Asset and other mortgage backed securities	3.310%	10/15/2046		339,221
	SLM PRIVATE EDUCATIO D A1 144A	Asset and other mortgage backed securities	VAR RT	6/15/2023		76,454
	SLM PRIVATE EDUCATIO D A2 144A	Asset and other mortgage backed securities	2.950%	2/15/2046		188,005
	SLM PRIVATE EDUCATIO E A1 144A	Asset and other mortgage backed securities	VAR RT	10/16/2023		156,584
	STRIPS 2012-1 LTD 1A A 144A	Asset and other mortgage backed securities	1.500%	12/25/2044		42,081
	STRUCTURED ADJUSTABLE RA 13 A2	Asset and other mortgage backed securities	VAR RT	9/25/2034		49,193
	WELLS FARGO COMMERCIAL C28 A4	Asset and other mortgage backed securities	3.540%	5/15/2048		452,020
	WELLS FARGO COMMERCIAL NXS4 B	Asset and other mortgage backed securities	VAR RT	12/15/2048		413,460
	WF-RBS COMMERCIAL M C2 A2 144A	Asset and other mortgage backed securities	3.791%	2/15/2044		303,887
	WORLD FINANCIAL NETWORK CR A A	Asset and other mortgage backed securities	1.610%	12/15/2021		636,118
	WORLD FINANCIAL NETWORK CR C A	Asset and other mortgage backed securities	2.230%	8/15/2022		260,965
	WORLD FINANCIAL NETWORK CR D M	Asset and other mortgage backed securities	3.090%	4/17/2023		200,607
		Total Asset and other Mortgage Backed Securities				36,120,496

	BRAZILIAN GOVERNMENT INTERNATI	Non U.S. Government	4.250%	1/7/2025		161,000
	PROVINCE OF ONTARIO CANADA	Non U.S. Government	1.100%	10/25/2017		184,132
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	4.000%	2/26/2024		209,550
	COLOMBIA GOVERNMENT INTERNATIO	Non U.S. Government	4.500%	1/28/2026		329,475
	FMS WERTMANAGEMENT AOER	Non U.S. Government	1.125%	9/5/2017		199,608
	ISRAEL ST AID	Non U.S. Government	5.500%	9/18/2033		142,035
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.625%	3/15/2022		171,020
	MEXICO GOVERNMENT INTERNATIONA	Non U.S. Government	3.500%	1/21/2021		28,420
	PERUVIAN GOVERNMENT INTERNATIO	Non U.S. Government	5.625%	11/18/2050		27,540

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	PERUVIAN GOVERNMENT INTERNATIO	Non U.S. Government	4.125%	8/25/2027		162,680
	TURKEY GOVERNMENT INTERNATIONA	Non U.S. Government	5.750%	3/22/2024		221,869
	URUGUAY GOVERNMENT INTERNATION	Non U.S. Government	4.375%	10/27/2027		44,212
			Total Other fixed income securities			1,881,541

	ABBVIE INC	Common Stock				1,882,647
	ACCOR SA	Common Stock				1,396,461
	AIA GROUP LTD	Common Stock				1,565,832
	AIRBUS GROUP SE	Common Stock				1,594,189
	ALPHABET INC	Common Stock				1,934,385
	AMERICAN INTERNATIONAL GROUP I	Common Stock				380,248
	ANADARKO PETROLEUM CORP	Common Stock				1,605,180
	ANHEUSER-BUSCH INBEV SA/NV	Common Stock				1,758,459
	APPLE INC	Common Stock				1,265,752
	APPLIED MATERIALS INC	Common Stock				1,321,183
	BOEING CO/THE	Common Stock				1,352,639
	CIT GROUP INC	Common Stock				552,426
	CONTINENTAL AG	Common Stock				1,376,733
	CSRA INC	Common Stock				198,149,310
	CVS HEALTH CORP	Common Stock				2,295,640
	DANAHER CORP	Common Stock				1,834,844
	DIAGEO PLC	Common Stock				1,340,511
	GENERAL ELECTRIC CO	Common Stock				1,643,474

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	GILEAD SCIENCES INC	Common Stock				1,570,368
	HOME DEPOT INC/THE	Common Stock				2,039,295
	LLOYDS BANKING GROUP PLC	Common Stock				1,203,332
	MICROSOFT CORP	Common Stock				2,282,725
	NOVARTIS AG	Common Stock				1,360,531
	ORACLE CORP	Common Stock				806,217
	ROCHE HOLDING AG	Common Stock				1,444,680
	SAFRAN SA	Common Stock				1,619,847
	SMITH & NEPHEW PLC	Common Stock				998,773
	SYNCHRONY FINANCIAL	Common Stock				2,196,575
	TEVA PHARMACEUTICAL INDUSTRIES	Common Stock				2,021,712
	TJX COS INC/THE	Common Stock				1,906,061
	TWENTY-FIRST CENTURY FOX INC	Common Stock				1,124,299
	UNITEDHEALTH GROUP INC	Common Stock				1,991,645
	VISA INC	Common Stock				2,366,206
	VODAFONE GROUP PLC	Common Stock				556,761
	WPP PLC	Common Stock				1,913,342
				Total Common Stock		250,652,282

	U S TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044		132,859
	U S TREASURY BOND	U.S. Treasuries	3.000%	11/15/2044		587,857
	U S TREASURY BOND	U.S. Treasuries	2.875%	8/15/2045		4,613,252
	U S TREASURY BOND	U.S. Treasuries	3.000%	11/15/2045		907,263
	U S TREASURY NOTE	U.S. Treasuries	2.000%	8/15/2025		2,084,677

Schedule of Assets Held Form 5500, Schedule H, Line 4i Computer Sciences Corporation EIN 95-2043126 Computer Sciences Corporation Matched Asset Plan 0

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest,collateral, par or maturity value			(d) Cost	(e) Current Value
	U S TREASURY NOTE	U.S. Treasuries	1.000%	9/15/2018		170,632
	U S TREASURY NOTE	U.S. Treasuries	1.750%	9/30/2022		1,737,559
	U S TREASURY NOTE	U.S. Treasuries	1.375%	10/31/2020		2,283,763
	U S TREASURY NOTE	U.S. Treasuries	1.875%	10/31/2022		13,443,279
	U S TREASURY NOTE	U.S. Treasuries	2.250%	11/15/2025		2,157,347
	U S TREASURY NOTE	U.S. Treasuries	1.250%	11/15/2018		688,463
	U S TREASURY NOTE	U.S. Treasuries	2.000%	11/30/2022		8,087,348
	U S TREASURY NOTE	U.S. Treasuries	1.625%	11/30/2020		4,823,475
	U S TREASURY NOTE	U.S. Treasuries	1.250%	12/15/2018		561,645
	U S TREASURY NOTE	U.S. Treasuries	0.750%	10/31/2017		4,201,121
	U S TREASURY NOTE	U.S. Treasuries	2.125%	8/31/2020		2,750,312
	US TREAS-CPI INFLAT	U.S. Treasuries	0.250%	1/15/2025		609,680
	US TREAS-CPI INFLAT	U.S. Treasuries	0.375%	7/15/2025		1,170,084
				Total Government Bonds		51,010,616

	Self Directed Brokerage	Other				17,429,043

	Assets (Held at End of Year)					2,571,093,949
	[1] Represents taxed loan balances with original maturity dates of 2004 through 2014 for active employees. These active employees retain the right to pay back the loan balances.
	* Represents Party in Interest

Schedule of Delinquent Participant Contributions
Form 5500, Schedule H, Line 4a
Computer Sciences Corporation
EIN 95-2043126
Computer Sciences Corporation Matched Asset Plan 001

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check Here if late Participant Loan Repayments are Included____		$433

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Computer Sciences Corporation
MATCHED ASSET PLAN

Date: July 8, 2016	By:	/s/ H.C. Charles Diao
H.C. Charles Diao, Vice President, Finance and Corporate Treasurer
Member, CSC Employee Benefits Fiduciary Committee